Exhibit 99.1

                                 [LOGO] ZARLINK
                                        SEMICONDUCTORS


Dear Shareholder:

The Board of Directors and management of Zarlink Semiconductor Inc. cordially invite you to attend the Company's 2005 Annual Meeting of Shareholders. The meeting will take place at the head offices of the Company, 400 March Road, Ottawa, Ontario, Canada, at 10:30 a.m. on Thursday, July 21, 2005. Related to this, you will find enclosed the Company's annual report, notice of meeting, proxy circular and form of proxy for the meeting.

It is important that all shareholders be represented at the meeting. If you are unable to attend, please take a moment to complete, date and sign the enclosed form of proxy, and return it as instructed.

Please refer to my Chairman's letter and the President's letter in the annual report for our detailed comments on the state of the Company's business.

We look forward to seeing you at the meeting.


Yours truly,

/s/ Dr. Henry Simon
-------------------------
Dr. Henry Simon
Chairperson of the Board

                                 [LOGO] ZARLINK
                                        SEMICONDUCTORS


                    Notice of Annual Meeting of Shareholders

      Notice is hereby given that the Annual Meeting of Shareholders of Zarlink Semiconductor Inc. (the "Company") will be held at the head offices of the Company, 400 March Road, Ottawa, Ontario, Canada, on Thursday, July 21, 2005, at 10:30 a.m., for the following purposes:

1. to receive the consolidated financial statements of Zarlink Semiconductor Inc. in accordance with both United States and Canadian GAAP for the fiscal year ended March 25, 2005 and the Auditors' Report thereon;

2.    to elect directors;

3.    to appoint auditors; and

4. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

      The Management Proxy Circular and the Form of Proxy prepared in respect of the Annual Meeting accompany this notice.

Ottawa, Ontario, June 7, 2005.



                                            BY ORDER OF THE BOARD OF DIRECTORS

                                            /s/ Donald G. McIntyre
                                            ---------------------------
                                            Donald G. McIntyre
                                            Secretary

--------------------------------------------------------------------------------
In order to be represented by proxy at the Annual Meeting, you must complete, date and sign the enclosed Form of Proxy, or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 in the addressed envelope enclosed, or (ii) submit the completed proxy to Computershare Trust Company of Canada, facsimile number (416) 981-9800, at the latest 48 hours prior to the day of the Annual Meeting, or any adjournment thereof.
--------------------------------------------------------------------------------

                            MANAGEMENT PROXY CIRCULAR

                                TABLE OF CONTENTS


MANAGEMENT PROXY CIRCULAR......................................................1

SOLICITATION OF PROXIES........................................................1

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF....................................1



APPOINTMENT AND REVOCATION OF PROXIES..........................................2

VOTING OF PROXIES..............................................................3

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS' REPORT.........................4

ELECTION OF DIRECTORS..........................................................4
   Independence and Board Committees...........................................7

EXECUTIVE COMPENSATION.........................................................8
   Summary Compensation Table..................................................8
   Employee Share Ownership Plan..............................................11
   Director, CEO and Executive Share Ownership................................11
   1991 Stock Option Plan for Key Employees and Non-Employee Directors........12
      Option Grants During Fiscal 2005........................................13
      Aggregated Options Exercised During Fiscal 2005 and
        Fiscal Year-End Option Values.........................................15

REPORT ON EXECUTIVE COMPENSATION..............................................16
   Composition of the Compensation Committee....................................
   General Principles of Executive Compensation...............................16
   Base Salary................................................................16
   Annual Incentive Compensation Arrangements.................................17
   Long-Term Incentive........................................................17
   Compensation of the President and Chief Executive Officer..................18

Performance Graph.............................................................19

EQUITY COMPENSATION PLAN INFORMATION..........................................23

COMPENSATION OF NON-EMPLOYEE DIRECTORS........................................23

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS.............24

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE..................................24

STATEMENT OF CORPORATE GOVERNANCE PRACTICES...................................25

REPORT OF THE AUDIT COMMITTEE.................................................27

APPOINTMENT OF AUDITORS.......................................................28

SHAREHOLDERS' PROPOSALS.......................................................28

OTHER MATTERS.................................................................29

ADDITIONAL INFORMATION........................................................29

DIRECTORS' APPROVAL...........................................................29

                                 [LOGO] ZARLINK
                                        SEMICONDUCTORS


MANAGEMENT PROXY CIRCULAR

      This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by the Board of Directors and management of Zarlink Semiconductor Inc. (the "Company"), on behalf of the Company, for use at the Annual Meeting (the "Meeting") of the holders of the common shares of the Company to be held on July 21, 2005 at the head offices of the Company, 400 March Road, Ottawa, Ontario, Canada, at 10:30 a.m., and any adjournment thereof, for the purposes set out in the Notice of Annual Meeting of Shareholders.

      Minutes of the 2004 Annual Meeting of Shareholders are available for viewing on the Company's website at www.zarlink.com.

      All dollar amounts in this Circular are in United States dollars unless otherwise stated.

SOLICITATION OF PROXIES

      It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited by employees or agents of the Company, personally, in writing, by email or by telephone. The cost of such solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

      Only the holders of common shares of the Company of record (the "Shareholders") at the close of business on May 25, 2005 (the "Record Date") will be entitled to receive notice of the Meeting. They will also be entitled to vote at the Meeting. Each Shareholder is entitled to one vote for each common share registered in the name of such Shareholder. As at May 27, 2005, there were 127,308,973 common shares outstanding.

      The Company shall prepare, no later than 10 days after the Record Date, an alphabetical list of Shareholders entitled to vote at the Meeting that indicates the number of shares held by each Shareholder. The list of Shareholders entitled to vote at the meeting is available for inspection during usual business hours at the office of the Company's transfer agent and registrar, Computershare Trust Company of Canada, located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

      To the knowledge of the directors and senior officers of the Company, as of May 27, 2005, no person or corporation owned, directly or indirectly, or exercised control or direction over more than 10% of the outstanding common shares of the Company. However, the following four entities have reported to the U.S. Securities and Exchange Commission ("SEC") ownership of more than 5% of the outstanding common shares :

--------------------------------------------------------------------------------
             Beneficial Owner                  Common Stock           Percent
================================================================================
Citigroup Inc.(2)                                7,795,970              6.1%
Massachusetts Financial Services Company
     (3)                                         7,516,960              5.9%
McLean Budden Limited on behalf of itself
     and its Institutional Client,
     Canadian Equity Growth Fund (4)            11,459,285              9.0%
Aquilon Capital Corp.(5)                         6,587,520              5.2%
--------------------------------------------------------------------------------

APPOINTMENT OF PROXYHOLDERS

      A vote at the Meeting may be given in person or by proxy.

      The persons named in the Form of Proxy enclosed with this Circular are officers of the Company. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting may do so either by inserting such person's name in the blank space provided in the enclosed Form of Proxy, or by completing another form of proxy and, in either case, (i) delivering the completed proxy to the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 in the addressed envelope enclosed, or (ii) submitting the completed proxy to Computershare Trust Company of Canada, facsimile number (416) 981-9800, at the latest 48 hours prior to the day of the Meeting, or any adjournment thereof. It is the responsibility of the Shareholder appointing some other person to represent him/her to inform such person that he/she has been so appointed.

Appointment and REVOCATION of proxies

      A Shareholder who has given a proxy may revoke it by signing a form of proxy bearing a later date or by signing a written notice of revocation, or in any other manner permitted by
----------
(2) Based on information contained in a Schedule 13G filed on February 10, 2005, Citigroup Inc. has shared power to vote or to direct the vote and shared power to dispose and direct the disposition of 7,516,960 of the common shares.
(3) Based on information contained in a Schedule 13G filed on February 10, 2005, Massachusetts Financial Services Company has sole power to vote or to direct the vote and sole power to dispose and direct the disposition of 7,516,960 of the common shares.
(4) Based on information contained in a Schedule 13G filed on February 14, 2005, McLean Budden Limited on behalf of itself and its Institutional Client, has sole power to vote or to direct the vote of 9,958,550 of the common shares and sole power to dispose and direct the disposition of 11,459,285 of the common shares.
(5) Based on information contained in a Schedule 13D jointly filed on May 16, 2005 by Aquilon Capital Corp. Scott Leckie and Jeffrey Francoz, (a) Aquilon Capital Corp. has sole power to vote or to direct the vote of 100,000 of the common shares, sole power to dispose and direct the disposition of 100,000 of the common shares, shared power to vote or to direct the vote of 6,487,520 of the common shares, and shared power to dispose and direct the disposition of 6,487,520 of the common shares; (b) Mr. Leckie has shared power to vote or to direct the vote of 6,587,520 of the common shares and shared power to dispose and direct the disposition of 6,587,520 of the common shares; and (c) Mr. Francoz has shared power to vote or to direct the vote of 6,587,520 of the common shares and shared power to dispose and direct the disposition of 6,587,520 of the common shares.

law. A Shareholder may revoke a proxy by depositing an instrument in writing executed by the Shareholder or by his/her attorney authorized in writing, either at the registered office of the Company at the latest 48 hours prior to the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairperson of the Meeting on the day of the Meeting, or any adjournment thereof, prior to the time of voting and, upon either of such deposits, the earlier proxy shall be revoked. The participation by a Shareholder in a vote at the Meeting will automatically revoke any proxy given by the Shareholder in respect of the business covered by that vote.

      Non-registered shareholders or shareholders that hold their shares in the name of a "nominee", such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to complete their Form of Proxy and vote their shares. Non-registered shareholders will have received this Circular in a mailing from their nominee, together with the Form of Proxy or a voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee. Since the Company's transfer agent and registrar, Computershare Trust Company of Canada, does not have a record of the names of the Company's non-registered shareholders, it will have no knowledge of a non-registered shareholder's right to vote, unless the nominee has appointed the non-registered shareholder as a proxyholder. Non-registered shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the Form of Proxy or a voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

VOTING OF PROXIES

      The officers named in the Form of Proxy will vote the shares in respect of which they are appointed proxyholders in accordance with the instructions of each Shareholder appointing them.

      In the absence of such instructions, such common shares will be voted (i) FOR the election of the nominees for director listed under "Election of Directors"; and (ii) FOR the appointment of the auditors named under "Appointment of Auditors".

      If a Shareholder appoints some person other than the officers named in the Form of Proxy to represent him/her, such person will vote the common shares in respect of which he/she is appointed proxyholder in accordance with the instructions of the Shareholder appointing him/her. In the absence of such instructions, such person may vote such common shares at his/her discretion.

      The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date hereof, management of the Company knows of no such amendment, variation or other matters to come before the Meeting. If other matters are properly brought before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their best judgment.

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS' REPORT

      The consolidated financial statements of the Company and the Auditors' Report for the fiscal year ended March 25, 2005 ("Fiscal 2005") will be submitted to the Shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

      The financial statements included in the 2005 Annual Report accompanying this Circular are in United States dollars and have been prepared in accordance with U.S. GAAP. The financial statements attached to this Circular are in United States dollars and have been prepared in accordance with Canadian GAAP.

ELECTION OF DIRECTORS

      Eight directors are to be elected at the Meeting. Each director will hold office until the close of the next Annual Meeting or until his successor is duly elected, unless the office is earlier vacated in accordance with the By-Laws of the Company.

      Except where authority to vote in respect of the election of directors is withheld, the appointees named in the accompanying Form of Proxy will vote the common shares represented by such proxy FOR the election of the eight nominees for director listed below.

      The Board of Directors and management recommend that Shareholders vote FOR the election of the nominees listed below. For each proposed nominee, the information below indicates his jurisdiction of residence; all positions and offices held by him with the Company; his principal occupation or employment during the past five years; the year from which he has continually served as a director of the Company; and the number of common shares beneficially owned by him or over which control or direction is exercised by him as at May 27, 2005(1).

ANDRE BORREL                            Mr. Andre Borrel has been an independent
Geneva, Switzerland                     consultant to the semiconductor industry
                                        since 1995. From 1967 to 1994, he served
Management Consultant                   in  senior  management   positions  with
                                        Motorola,  Inc. in Europe and the United
Director since 1998                     States.  Mr.  Borrel  also serves on the
                                        Board of Chartered  Semiconductor and of
Shares beneficially owned or over       Leica  Microsystems AG. He is an Officer
which control or direction is           of the French  National  Order of Merit,
exercised: 95,000                       and   holds   a   Master's   Degree   in
                                        Electronics    from   Ecole    Nationale
                                        Superieure  des   Telecommunications  in
                                        Paris.

HUBERT T. LACROIX                       Mr.   Hubert  T.   Lacroix  has  been  a
Montreal, Quebec, Canada                consultant to Telemedia Ventures Inc., a
                                        private investment  company,  and Senior
Management Consultant                   Advisor  to  Stikeman  Elliott  LLP (law
                                        firm)  since May 5, 2003.  He is also an
Director since 1992                     adjunct  professor at the Faculty of Law
                                        of  Universite  de  Montreal   where  he
Shares beneficially owned or over       teaches   securities   and   mergers   &
which control or direction is           acquisitions  courses.  He was Executive
exercised: 142,528                      Chairman of Telemedia  Corporation  from
                                        February 2000 to May 2003. Prior to that
                                        date,  he was a  partner  with  McCarthy
                                        Tetrault  LLP (law firm) since 1984.  He
                                        is  Chairman  of  the  Board  and  Audit
                                        Committee  member of SFK Pulp Fund; is a
                                        Director  of  ITS  Investments   Limited
                                        Partnership  and  is  a  Director,   the
                                        Chairman   of   the   Human    Resources
                                        Committee, and an Audit Committee member
                                        of  Transcontinental  Inc.; he is also a
                                        director of Cambior Inc. and a member of
                                        its  Human   Resources   and   Corporate
                                        Governance Committee. In
                                        addition,   he  is  a  Director  of  the
                                        Montreal General Hospital Foundation;  a
                                        Trustee  of the  Martlet  Foundation  of
                                        McGill  University and a Director of the
                                        Fonds  de   developpement   of   College
                                        Jean-de-  Brebeuf.  Mr. Lacroix received
                                        his  Bachelor  of Law degree from McGill
                                        University;  was  admitted to the Quebec
                                        Bar  in  1977  and  holds  a  Master  of
                                        Business   Administration   degree  from
                                        McGill University.

J. SPENCER LANTHIER                     Mr.  J.  Spencer  Lanthier  has  been  a
Toronto, Ontario, Canada                Management    Consultant    since    his
                                        retirement  in 1999  from  KPMG  Canada,
Management Consultant                   where  he had a long  and  distinguished
                                        career  culminating  in the  position of
Director since 2003                     Chairman and Chief  Executive  from 1993
                                        until his retirement. A recipient of the
Shares beneficially owned or over       Order  of  Canada,   Mr.   Lanthier   is
which control or direction is           currently  a member  of the board of the
exercised: 25,000                       TSX Group, Inc., Bank of Canada, Torstar
                                        Corporation, Ellis-Don Inc., BCE Emergis
                                        Inc., and Gerdau  Ameristeel  Inc. He is
                                        also  active  with the United  Way,  The
                                        University  of  Toronto,  and  serves as
                                        Chair of the  Wellspring  Cancer Support
                                        Organization.    Educated    at   McGill
                                        University, Mr. Lanthier received an honorary Doctor of Laws degree from the University of Toronto in 2002.


KIRK K. MANDY                           Mr. Kirk K. Mandy is President and Chief
Ottawa, Ontario, Canada                 Executive  Officer  of the  Company.  He
                                        served  as  Vice-Chairman  of  Zarlink's
President & Chief Executive Officer     Board of  Directors  from 2001 until his
since January 26, 2005                  appointment   as  President   and  Chief
                                        Executive  Officer  of  the  Company  in
Director since 1998                     February, 2005.

Shares beneficially owned or over       Over a  distinguished  career with Mitel
which control or direction is           Corporation spanning 15 years, Mr. Mandy
exercised: 185,500                      held    increasingly    senior    roles,
                                        culminating in the position of President
                                        and CEO from  1998 to 2001.  He  oversaw
                                        Mitel's  strategic  decision to focus on
                                        semiconductors,   and   the   subsequent
                                        divestiture      of     the     Business
                                        Communications Systems (BCS) division.

                                        Mr.  Mandy is also a member of the board
                                        of   Epocal   Inc.,    Mitel    Networks
                                        Corporation,   and   Chairman   of   the
                                        Armstrong Monitoring Corporation. He has
                                        served  on the  Board  of the  Strategic
                                        Microelectronics  Corporation (SMC), the
                                        Canadian Advanced Technology Association
                                        (CATA),  The  Canadian  Microelectronics
                                        Corp.   (CMC),  The  Ottawa  Center  for
                                        Research  and  Innovation   (OCRI),  and
                                        Micronet.  He is also past  Chairman  of
                                        the  Telecommunications  Research Center
                                        of Ontario (TRIO),  past Chairman of the
                                        National Research  Council's  Innovation
                                        Forum,   and  past  Co-Chairman  of  the
                                        Ottawa  Partnership.   Mr.  Mandy  is  a
                                        graduate of Algonquin College in Ottawa.

JULES M. MEUNIER                        Mr.   Jules  M.   Meunier   has  been  a
Calgary, AB, Canada                     management   consultant  since  November
                                        2002.   He  was  President  and  CEO  of
Management Consultant                   Proquent  Systems  Inc.  from January to
Director   since   2002                 November  2002.  Prior to January  2002,
                                        over  a  20-year   career   with  Nortel
Shares beneficially owned or over       Networks  Corporation,  he helped  shape
which control or direction is           the   company's   direction   as   Chief
exercised: 40,000                       Technical   Officer,   and  held  senior
                                        positions   in  wired,   wireless,   and
                                        optical    communications,     including
                                        serving  as  President  of its  Wireless
                                        Networks division.

                                        He is also a Director  and member of the
                                        Audit   Committee  of  Spectrum   Signal
                                        Processing,   a  British  Columbia-based
                                        firm developing  wireless and Voice over
                                        Packet  equipment.  Mr.  Meunier holds a
                                        Bachelor    of    Science    degree   in
                                        Mathematics and Computer Science from the University of Ottawa.

DENNIS ROBERSON                         Mr. Dennis Roberson was appointed to the
Wheaton, IL, USA                        Board  of   Directors  on  November  11,
                                        2004.(2)
Professor & Administrator
Illinois Institute of Technology        Mr. Roberson is Vice Provost,  Executive
                                        Director and Research Professor with the
Director since 2004                     Illinois Institute of Technology,  where
                                        he   is   responsible    for   providing
Shares beneficially owned or over       leadership   for  a  new   undergraduate
which control or direction is           business      school      focused     on
exercised: Nil                          entrepreneurship and technology, as well
                                        as  developing   research   centers  and
                                        business ventures in association with public and private sector partners.

                                        From  April  1998  to  April  2004,  Mr.
                                        Roberson  held Vice  President and Chief
                                        Technical    Officer    positions   with
                                        Motorola and NCR Corporation, and, prior
                                        to April  1998,  held  senior  executive
                                        positions    with   AT&T   and   Digital
                                        Equipment Corp. Mr. Roberson spent 18 years with IBM in a variety of R&D roles, including director of IBM's labs in Endicott, NY and Burlington, VT.

                                        Mr.  Roberson  also  serves  on the U.S.
                                        FCC's      (Federal       Communications
                                        Commission)      Technology     Advisory
                                        Committee,  the Board of  Directors  for
                                        FIRST  Robotics,  and  as  a  technology
                                        advisor to government  agencies in Japan
                                        and  Malaysia.  He holds a  Bachelor  of
                                        Science Degree in Physics and Electrical
                                        Engineering    from   Washington   State
                                        University,  and a Master of  Science in
                                        Electrical   Engineering  from  Stanford
                                        University.

DR. HENRY SIMON                         Dr. Henry Simon has been  Chairperson of
London, England                         the Company's  Board of Directors  since
                                        July 21, 1994.  He is a Special  Partner
Chairperson of the Board of Directors   of  Schroder   Ventures   Life  Sciences
of the Company                          Advisors,   a  venture  capital  company
Special Partner, Schroder Ventures      advising  on  investments  in  the  life
Life Sciences Advisors (venture         sciences. He joined Schroder Ventures in
capital company advising on             1987 to  head a  venture  capital  group
investments in the life sciences)       that developed a life sciences  business
                                        in the  U.K.,  and was  CEO of the  life
Director since 1992                     sciences  team  until  1995.  He is also
                                        Chairman  of  Leica   Microsystems   AG,
Common shares beneficially owned or     Director  of Gyros AB and  Director  and
over which control or direction is      Chairman  of  the  Audit   Committee  of
exercised: 235,000                      Eyetech Pharmaceuticals. Dr. Simon holds
                                        an Electrical Engineering degree from the Institute of Technology in Munich, and a doctorate in Telecommunications from the Royal Institute of Technology in Stockholm.

KARI-PEKKA WILSKA                       Mr.  Kari-Pekka  Wilska was appointed to
Fort Worth, TX, USA                     the Board of  Directors  on November 29,
                                        2004.(3)(3)
President, Vertu Ltd.
                                        Mr.   Wilska   has   been   in   various
Director since 2004                     management and executive  positions with
                                        Nokia Corporation the last 32 years. Mr.
Shares beneficially owned or over       Wilska's   current  position  until  his
which control or direction is           planned   retirement  in  June  2005  is
exercised: Nil                          president  of Vertu Ltd.,  a division of
                                        Nokia  Corporation.  Prior to Vertu, Mr.
                                        Wilska  was  since  1993   Nokia's  most
                                        senior executive in the Americas, being responsible for all operations in North and South America.

                                        Mr Wilska is a member of the board of Spectra Site, Inc.

                                        Mr.  Wilska  holds a Bachelor of Science
                                        degree   in   Radio    and    Television
                                        technology  from the Helsinki  Institute
                                        of  Technology.   He  was  recipient  of
                                        Electronics  Engineering  Association of
                                        Finland's  bi-annual  EIS award in 1995,
                                        received CTIA's President Award 1999 and
                                        in 2004 was  elected as the  engineer of
                                        the  year  by  the   Finnish   Engineers
                                        Association.

      Each nominee for director has supplied the information concerning the number of common shares which he beneficially owns or over which control or direction is exercised by him.

      In Fiscal 2005, nine meetings of the Board of Directors were held. All directors attended all of the meetings held during the period they served as Directors of the Company, except for Mr. Wilska, who did not attend one meeting.

      Hubert T. Lacroix was a director of Adventure Electronics Inc., a Canadian public company, from April 1994 to February 1998. Adventure Electronics Inc. filed for bankruptcy in November 1998.

      Kirk K. Mandy was a director of a private start-up photonics company, Optenia, Inc., in which the Company held a minority equity interest which was reduced proportionally as other equity investments were made. Optenia, Inc., which focused on reducing the cost of bandwidth distribution in optical networks, made an assignment in bankruptcy in March 2002 due to its inability to obtain additional financing and obtained a discharge in the fall of 2003.

Independence and Board Committees

      The following table indicates whether the Board of Directors considers each nominee to be "independent" and "unrelated" within the meaning of the Governance Guidelines and NYSE Rules (as such terms are defined below under Statement of Corporate Governance Practices). This table also sets out the members of the committees of the Board of Directors as of May 27, 2005 and the number of meetings held by each committee during Fiscal 2005.

----------
(1)(2)(3) See Foot notes on Page 8


------------------------------------------------------------------------------------------------------
                                                Compensation and       Nominating and
                                                 Human Resources          Corporate
                                  Audit            Development           Governance         Executive
Directors                       Committee           Committee             Committee         Committee
------------------------------------------------------------------------------------------------------
                                Independent/Unrelated Outside Directors
------------------------------------------------------------------------------------------------------
Andre Borrel                                            x
------------------------------------------------------------------------------------------------------
Hubert T. Lacroix              Chairperson                                    x                 x
------------------------------------------------------------------------------------------------------
J. Spencer Lanthier                 x                                         x
------------------------------------------------------------------------------------------------------
Jules Meunier                       x              Chairperson
------------------------------------------------------------------------------------------------------
Dennis Roberson (2)                                     x
------------------------------------------------------------------------------------------------------
Henry Simon                                                              Chairperson       Chairperson
------------------------------------------------------------------------------------------------------
Kari-Pekka Wilska (3)
------------------------------------------------------------------------------------------------------
                               Not Independent/Related Outside Directors
------------------------------------------------------------------------------------------------------
None
------------------------------------------------------------------------------------------------------
                             Not Independent (Management related) Director
------------------------------------------------------------------------------------------------------
Kirk K. Mandy (4)                                                                               x
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Meetings held during                6                   5                     4                Nil
Fiscal 2005
------------------------------------------------------------------------------------------------------

All members of the committees of the Board of Directors attended all meetings held during the period they served as Directors of the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

      The following table sets forth compensation information for the three fiscal years ended March 25, 2005, March 26, 2004, and March 28, 2003, respectively, for the Chief Executive Officer, the former chief Executive Officer, the Chief Financial Officer, the three most highly compensated executive officers of the Company, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers of the Company on March 25, 2005 and two additional executive officers who would have been among the three most highly compensated executive officers in Fiscal 2005 but who were not serving as executive officers on March 25, 2005 (collectively, the "Named Executive Officers").


-------------------------------------------------------------------------------------------------------------------
                                                     Annual Compensation
                                              -------------------------------      Long-Term
                                                Bonus                            Compensation
                                               (Annual           Other            Securities
                                              Incentive          Annual          Under Options       All Other
   Name and Principal    Fiscal   Salary(1)   Awards)(1)   Compensation(1)(2)       Granted      Compensation(1)(3)
        Position          Year        $           $                 $                  #                 $
-------------------------------------------------------------------------------------------------------------------
Kirk K. Mandy(4)          2005        83,867     --                81               850,000            7,477
President and Chief
Executive Officer         2004         --        --                --                 --                --

                          2003         --        --                --                 --                --
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                     Annual Compensation
                                              -------------------------------      Long-Term
                                                Bonus                            Compensation
                                               (Annual           Other            Securities
                                              Incentive          Annual          Under Options       All Other
   Name and Principal    Fiscal   Salary(1)   Awards)(1)   Compensation(1)(2)       Granted      Compensation(1)(3)
        Position          Year        $           $                 $                  #                 $
-------------------------------------------------------------------------------------------------------------------
Patrick J. Brockett(5)    2005     557,927        --             68,412               --           2,153,316(5)
Former President and
Chief Executive Officer   2004     569,839        --             90,260             150,000           85,843

                          2003     499,207        --            139,483             150,000           95,363
-------------------------------------------------------------------------------------------------------------------
Scott Milligan(6)         2005     272,025        --             18,211              80,000           43,981
Senior Vice President
Finance and Chief         2004     204,186        --             15,229             130,000           31,600
Financial Officer
                          2003        -           --               --                  --                --
-------------------------------------------------------------------------------------------------------------------
Roland Andersson          2005     453,349        --             46,426                --            793,881(7)
Senior Vice President,
Worldwide Sales and       2004     406,467        --             34,669             100,000          109,794
Marketing
                          2003     343,107      50,000           34,651              50,000          129,988
-------------------------------------------------------------------------------------------------------------------
Anthony A.P. Gallagher    2005     299,343        --             49,639              80,000           27,295
Senior Vice President,
Worldwide Operations      2004     290,514        --             22,840             100,000           23,449

                          2003     266,158     111,641           19,805              50,000           22,055
-------------------------------------------------------------------------------------------------------------------
Donald McIntyre           2005     272,925        --             19,355              80,000           43,602
Senior Vice President,
HR, General Counsel and   2004     229,033        --             26,531              50,000           39,301
Secretary
                          2003     197,898      30,000           26,445              35,000           35,085
-------------------------------------------------------------------------------------------------------------------
Tsviatko Ganev            2005     325,253        --             18,978                --            485,431(8)
Vice President,
Optoelectronics           2004     286,837        --             22,257              60,000           72,904
Business Unit
                          2003     242,125        --               --                95,000               --
-------------------------------------------------------------------------------------------------------------------
Pradeep Arora             2005     350,000     222,103          299,045              80,000          817,596(9)
Regional Sales Vice
President Asia Pacific    2004     240,000     108,000          217,915              60,000           21,451

                          2003     240,000     100,000           99,604              48,000               --
-------------------------------------------------------------------------------------------------------------------

(1) For Messrs. Brockett, Milligan, Andersson, Gallagher, McIntyre, Ganev and Arora, changes in salary from Fiscal 2004 to Fiscal 2005 were due solely to foreign exchange fluctuations. Canadian dollar amounts have been converted to United States dollars using the Fiscal 2005 average exchange rate of $0.822842 (2004 - 0.735268; 2003 - 0.644132). Swedish Kroner
      amounts have been converted to United States dollars using the Fiscal 2005 average exchange rate of 0.142187 (2004 - 0.127483; 2003 - 0.107611).
      British pounds sterling amounts have been converted to United States dollars using the Fiscal 2005 average exchange rate of 1.870896 (2004 - 1.681215; 2003 - 1.541018).

(2) "Other Annual Compensation" includes the following expenses for certain Named Executive Officers as follows: Mr. Brockett - Fiscal 2005 includes rent payments of $28,610 and tax equalization amounting to $30,575 (2004 - includes rent payments of $37,120 and tax equalization amounting to $36,004; 2003 - includes rent payments of $62,422 and relocation expenses totalling $62,054); Mr. Milligan - Fiscal 2005 includes car expenses amounting to $17,534 (2004 -$11,106); Mr. Andersson - Fiscal 2005 includes car expenses amounting to $40,011 (2004 - $34,669; 2003 -$29,796); Mr.
      Gallagher - Fiscal 2005 includes car expenses amounting to $23,914 (2004 -$21,490; 2003 -$18,742); Mr. McIntyre - Fiscal 2005 includes car expenses amounting to $17,463 (2004 - $25,003; 2003 - $25,329); Mr. Ganev - Fiscal
      2005 includes car expenses amounting to $18,316 (2004 - $14,583); Mr. Arora - Fiscal 2005 includes an international service premium of $91,304 (2004 - $71,146; 2003 - $71,146).

(3) "All Other Compensation" includes contributions made and accrued by the Company to a defined contribution pension plan. The Company also contributed $10,205 in Fiscal 2005, on behalf of Mr. Ganev, to a Swedish state defined benefit multi-employer pension plan administered by a mutual pension insurance company which provides pension benefits based on length of service in a pensionable position with one or more employers and final pensionable earnings.

(4) Mr. Mandy was appointed acting President and Chief Executive Officer January 26, 2005 and full time President and Chief Executive Officer on February 16, 2005. Accordingly, the summary compensation table set forth above does not provide for any information concerning Mr. Mandy for Fiscal 2003 and Fiscal 2004 and the information provided for Fiscal 2005 relates to the period from January 26, 2005 to March 25, 2005.

(5) Mr. Brockett resigned as President and Chief Executive Officer of the Company effective January 26, 2005. Accordingly, the information provided for Fiscal 2005 in the summary compensation table set forth above relates to the period from March 27, 2004 to January 26, 2005. In addition, upon termination of his employment with the Company, in accordance with his employment and executive termination arrangements effective January 26, 2005, Mr. Brockett received $1,845,624 in severance, which is included in "All Other Compensation."

(6) Mr. Milligan was appointed Senior Vice-President Finance and Chief Financial Officer on May 19, 2003. Accordingly, the summary compensation table set forth above does not provide for any information concerning Mr. Milligan for Fiscal 2003 and the information provided for Fiscal 2004 relates to the period from May 19, 2003 to March 26, 2004.

(7) Mr. Andersson was advised in March 2005 that his employment with the Company would be terminated effective June 22, 2005. In accordance with his employment and executive termination arrangements, Mr. Andersson will receive an estimated amount of $622,127 in severance, which was accrued in Fiscal 2005 and will be paid in Fiscal 2006.

(8) Mr. Ganev's employment with the Company was terminated effective March 8, 2005. Accordingly, the information provided for Fiscal 2005 in the summary compensation table set forth above relates to the period from March 27, 2004 to March 8, 2005. In addition, upon termination of his employment with the Company, in accordance with his employment and executive termination arrangements effective March 8, 2005, Mr. Ganev received $555,331 in severance, which is included in "All Other Compensation."

(9) Mr. Arora was advised in February 2005 that his employment with the Company would be terminated effective July 31, 2005. Mr. Arora ceased to be an executive officer as of February 21, 2005. In accordance with his employment and executive termination arrangements, Mr. Arora will receive an estimated amount of $794,101 in severance, which was accrued in Fiscal 2005 and will be paid in Fiscal 2006.

Employee Share Ownership Plan

      The Employee Share Ownership Plan was approved by the Board of Directors in May 1997. The purpose of this plan is to enable employees to invest in equity shares of the Company through employee savings. Employees make contributions by means of payroll deductions and common shares of the Company are purchased twice per month through normal market facilities by Computershare Trust Company of Canada, which assumed the administration role for Montreal Trust Company of Canada (the trustee appointed to administer the plan). The Company pays all brokerage commissions, transfer taxes, and other charges and expenses of the purchase and sale of the common shares except for the issuance of a certificate for fewer than 100 shares, in which case the employee is responsible for such costs.

      During April 2001, the Company implemented a matching contribution in connection with the Employee Share Ownership Plan which provides for a contribution by the Company equal to 15% of each employee's contribution under the plan, subject to a maximum of $411 per employee per year. The maximum contribution by the Company under this plan for the next fiscal year is estimated at $150,000 based on average headcount during Fiscal 2005, assuming that each eligible employee contributes the maximum amount permitted under the plan.

Director, CEO and Executive Share Ownership

      The policy for Director, CEO and Executive Share Ownership (the "Policy") was approved by the Board of Directors in May 2003 in order to better align the interests of the Company's directors, CEO and those executives including the CFO who report directly to the CEO (the "Executives") with the financial interests of the shareholders of the Company, create ownership focus and build long-term commitment.

      The Policy requires that the Directors, the CEO and Executives establish and hold specified stock ownership levels in the Company within defined periods of time following the implementation of the Policy or from their date of hire or promotion to these roles after the effective date of the Policy, if later.

      The Chairperson of the Board must purchase and hold common shares of the Company worth at least CDN$100,000 within three years after the effective date of the Policy or his/her date of appointment to the role, if later.

      Each non-executive Director, who is not Chairperson of the Board, must purchase and hold common shares of the Company worth at least CDN$30,000 within three years after the effective date of the Policy or his/her date of appointment to the Board, if later.

      The CEO must purchase and hold common shares of the Company worth two times his/her base salary by the end of five years from the effective date of the Policy or his/her date of hire or promotion to the role, whichever is later.

      Each Executive must purchase and hold common shares of the Company worth one times his/her base salary by the end of five years from the effective date of the Policy or his/her date of hire or promotion to the role, whichever is later.

      The following guidelines and rules apply for purposes of the Policy: (a) base salary will be the average base salary of the CEO or the Executive, as applicable, over the three years prior to each measurement date; (b) interim ownership thresholds for the CEO and Executives will be 25% of target levels after two years; 50% after three years; 75% after four years; and 100% after five years; (c) these interim and final measurement dates will be extended to the extent that the CEO or any Executive has not earned sufficient after-tax incentive plan payments to fund purchases of common shares of the Company or to exercise vested options at the date that each incentive payment is made; (d) after the initial three-year period for Directors and five-year period for the CEO and the Executives, the measurement date will be once per year on the applicable anniversary date; and (e) at each ownership measurement date, the stock price used for calculating whether the common share ownership threshold requirement has been met or continues to be met will be the highest common share price on the Toronto Stock Exchange during the six-month period prior to such measurement date.

      If the CEO or any Executive misses the target common share ownership level at any of the measurement dates or thereafter, except as permitted in (c) above, one-half of any incentive payments earned by the CEO or Executive, as applicable, after the measurement date will be withheld and not paid to the CEO or Executive until his/her common share ownership level has been increased to meet the required target level as of the most recent measurement date.

      If any Director misses the target common share ownership level at any of the measurement dates or thereafter, any annual Director's fees owing to that Director after the measurement date will be withheld and not paid to the Director until his/her common share ownership level has been increased to meet the required target level of the most recent measurement date.

      Pursuant to the Policy, until the required ownership levels are met, it is expected that any exercise of outstanding options to purchase common shares will be used to increase the individual's required Company common share holdings.

      All trades (purchases and sales) of common shares of the Company by the Directors, the CEO and the Executives must be made in strict adherence with the Company's Insider Trading Guidelines and relevant securities laws.

1991 Stock Option Plan for Key Employees and Non-Employee Directors

      The 1991 Stock Option Plan for Key Employees and Non-Employee Directors (the "Option Plan") provides for the granting of non-transferable options to purchase common shares to certain key employees and non-employee directors of the Company and its subsidiaries as determined from time to time by the Compensation and Human Resources Development Committee (the "Compensation Committee") administering the Option Plan. The Option Plan was approved by the Shareholders at the 1991 Annual and Special Meeting of Shareholders and certain amendments were approved by the Shareholders at the 1993, 1995, and 1998 Annual and Special Meetings of Shareholders. Further amendments were made to the Option Plan by the directors on May 9, 2001 and approved by the Shareholders at the December 7, 2001 Special Meeting of Shareholders.

      The following table sets forth the details regarding options granted to the Named Executive Officers under the Option Plan during Fiscal 2005.

                        Option Grants During Fiscal 2005


------------------------------------------------------------------------------------------------------------
                                                                           Market Value
                                                                          of Securities
                                                                            Underlying
                                            % of Total                      Options on
                            Securities   Options Granted    Exercise or    the Date of
                          Under Options  to Employees in   Base Price(1)     Grant(1)
         Name              Granted (#)     Fiscal 2005     ($/Security)    ($/Security)    Expiration Date
------------------------------------------------------------------------------------------------------------
Kirk K. Mandy                 100,000            3.31%           $1.71          $1.96     February 3, 2011
                              750,000           24.80%           $1.83          $1.82     February 24, 2011

Patrick J. Brockett            NIL              --               --             --                --

Scott Milligan                 80,000            2.64%           $1.83          $1.82     February 24, 2011

Roland Andersson               NIL              --               --             --                --

Anthony A.P. Gallagher         80,000            2.64%           $1.83           $1.82    February 24, 2011

Donald McIntyre                80,000            2.64%           $1.83          $1.82     February 24, 2011

Tsviatko Ganev                 NIL              --               --             --                --
-------------------------------------------------------------------------------------------------------------
Pradeep Arora                  80,000            2.64%           $3.85           $3.92      March 3, 2006
-------------------------------------------------------------------------------------------------------------

(1) Exercise price is determined by the five previous trading days averaging formula as defined in the Option Plan and Market Value is the market price on the Toronto Stock Exchange on the date of grant converting Canadian dollar amounts to United States dollars using the closing foreign exchange rate of the Bank of Canada on the date of each grant.

      On May 9, 2001 the Board of Directors amended the Option Plan, as later approved by the Shareholders on December 7, 2001, to provide that all future options granted under the Option Plan must be exercised within a maximum of six years (as opposed to the 10-year period prior to such amendment) following the date of grant or within such other shorter time or times as may be determined by the Compensation Committee at the time of grant. Since 1998, all options granted have had a six-year term. In the case of options granted to employees of the Company, other than executive officers and non-employee directors and first-time option grants to new employees, the terms of the Option Plan provide for staggered equal monthly vesting at a rate of 2.08% per month over a period of four years commencing on the date of grant of the options, or at such other time or times as may be determined by the Compensation Committee at the time of grant. In the case of first-time option grants to new employees, up to twenty-five percent of the common shares in respect of each option may be purchased after one year from the date of grant and 2.08% per month for each month thereafter during a three-year period, or at such other time or times as may be determined by the Compensation Committee at the time of grant. In the case of executive officers and non-employee directors, up to twenty-five percent of the common shares in respect of each option may be purchased after one year from the date of grant, up to fifty percent after two years from the date of grant, up to seventy-five percent after three years from the date of grant and up to one hundred percent after four years from the date of grant or at such other time or times as may be determined by the Compensation Committee at the time of grant.

      In addition, on May 9, 2001 the Board of Directors amended the Option Plan, as later approved by the Shareholders on December 7, 2001, to increase the maximum number of common shares that may be issued under the Option Plan from 16,000,000 common shares to 20,227,033 common shares.

      As 5,037,033 common shares had been issued upon exercise of options up to May 9, 2001, this amendment increased the number of common shares issuable under outstanding options and options available for grant, each as of May 9, 2001, to 15,190,000 which represented 12% of the then outstanding common shares. The Option Plan was also amended to provide that the maximum number of common shares in respect of which options may be granted under the Option Plan to non-employee directors during any fiscal year of the Company would be 20,000 common shares per director. As at May 27, 2005, the number of common shares issuable under outstanding options and options available for grant was 14,499,022, which represented 11% of the then outstanding common shares.

      The price at which common shares may be purchased upon exercise of an option is the average of the market price (as defined in the Option Plan) of the common shares on the Toronto Stock Exchange for the five trading-day period immediately preceding the date of grant.

      The Option Plan provides that, in the event of the death or permanent disability of an optionholder, the vesting period of any options unexercised at the date of death or permanent disability will be accelerated so that the optionholder's legal personal representative will be permitted to purchase and take delivery of, (i) in the case where the optionholder shall have been in the employment of the Company or any subsidiary for at least five years prior to the date of such employee's death or permanent disability, 50% of all common shares under option and not purchased or delivered at the date of death or permanent disability, and (ii) in the case where the optionholder shall have been in the employment of the Company or any subsidiary for at least ten years prior to the date of such employee's death or permanent disability, all common shares under option and not purchased or delivered at the date of death or permanent disability, in each such case during the one-year period following such optionholder's death or permanent disability (but in no event after the expiration date of such options).

      The Option Plan also provides that, in the event of the termination of an employee's employment for any reason other than cause or death, the employee's options may be exercised, to the extent the options are exercisable as of the termination date, within 90 days following the date the employee's employment is terminated (but in no event after the expiration date of such options); provided, however, that the Board of Directors of the Company may, in its discretion, amend the terms of any option to permit the employee to exercise such options as if such employee's employment had not been terminated, for up to a maximum of three years following the date of termination of the employee's employment (but in no event after the expiration date of such options). In the event the employee's employment has been terminated for cause, the employee's options shall be immediately cancelled.

      The Option Plan further provides that, in the event of a change of control (whether in fact or in law) of the Company which results in a non-employee director being replaced, the vesting period shall be waived with respect to the options then held by such non-employee director in order to permit the full exercise of all outstanding options then held by such person. In the event that the non-employee director ceases to act as a director of the Company, all options held by such director, which are then exercisable, may be exercised within 180 days following the announcement of the quarterly results next following the date of resignation of such person (but in no event after the expiration date of such options). The Option Plan also provides that the Compensation Committee may determine that any option granted under the Option Plan shall include provisions which accelerate the date on which an option shall become exercisable upon the happening of such events as the Compensation Committee may determine and as permitted in the Option Plan.

      On January 11, 2000, the Board of Directors of the Company decided that all unvested stock options held by each director, the President and Chief Executive Officer, the then five Senior Vice Presidents which included the CFO and any other executives of the Company as may be designated by the Board of Directors from time to time would be accelerated and become fully vested and immediately exercisable in the event of (i) the making by any person of a take-over bid (as defined in the Securities Act (Ontario)) for the common shares of the Company, or (ii) a change of control (whether in fact or in law and as more fully defined in such Board resolution) of the Company. By further action of the Board of Directors, this resolution now applies to each director and ten designated executives including the President and Chief Executive Officer and the Chief Financial Officer.

      The following table summarizes, for each of the Named Executive Officers, the aggregated options exercised during Fiscal 2005 and option values at March 25, 2005.

                 Aggregated Options Exercised During Fiscal 2005
                        and Fiscal Year-End Option Values

---------------------------------------------------------------------------------------------------------
                        Securities    Aggregate                                  Value of Unexercised
                        Acquired On     Value         Unexercised Options       In-the-Money Options at
                         Exercise      Realized        at March 25, 2005           March 25, 2005(1)
         Name               (#)           ($)                 (#)                          ($)
                                                  --------------------------  ---------------------------
                                                  Exercisable  Unexercisable  Exercisable   Unexercisable
---------------------------------------------------------------------------------------------------------
Kirk K. Mandy               --            --          180,000        880,000       --            --
Patrick J. Brockett         --            --        1,382,500           --         --            --
Scott Milligan              --            --           32,500        177,500       --            --
Roland Andersson            --            --          128,750        126,250       --            --
Anthony A.P. Gallagher      --            --          135,178        192,501       --            --
Donald McIntyre             --            --          270,000        145,000
Tsviatko Ganev              --            --           62,500                      --            --
Pradeep Arora               --            --          162,249           --         --            --
----------------------------------------------------------------------------------------------------------

(1) None of the options were in-the-money as of March 25, 2005.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

      The   Compensation   and  Human   Resources  and   Development   Committee
("Compensation Committee") is comprised of three independent members of the Board of Directors:

      Jules M. Meunier, the Chairperson of the Committee, Andre Borrel and Dennis Roberson.

      It is the responsibility of the Compensation Committee to recommend to the Board of Directors compensation policies and levels, compensation plans, stock option/purchase plans, benefit plans and pension plans and CEO and senior management goals and performance objectives and assess their performance against these objectives at each fiscal year end. The Compensation Committee is also responsible for reviewing succession plans developed by management that sustain the long-term viability of the Company.

General Principles of Executive Compensation

      Compensation  of  executive   officers,   including  the  Named  Executive
Officers, is determined by the Board of Directors upon recommendations made by the Compensation Committee.

      The Company's executive compensation policies and programs are designed to enable the Company to increase its profitability and shareholder value, and attract and retain those key individuals who can realize and ensure the short-term and long-term success of the Company. As such, the policies and programs link rewards to individual contribution, Company success and shareholder financial interests.

      The Company's executive compensation program, on a total compensation basis, aims to be competitive with other companies who are competing in similar geographical regions for the same qualified executive talent as the Company. Executive positions are benchmarked against those of applicable external comparator groups through the use of third party international compensation consultant services. The prime comparator group is one of similar semiconductor and high-technology companies, with complementary comparator groups of other companies used where appropriate.

      The total compensation program for executive officers is comprised of three components: base salary, an annual incentive and a long-term incentive.

Base Salary

      Base salary recommendations are determined based on market data for positions of similar responsibilities and complexity in the comparator groups, on internal equity comparisons and on the individual's ability, experience and contribution level. Base salaries for the executive group overall are reviewed on an annual basis. Those for individual executive positions may also be reviewed outside of the regular cycle so as to take into consideration market pressures.

      There were no general salary increases for the executive group in Fiscal 2004 or Fiscal 2005. This was a consequence of the Company's lack of profitability and competitive market positioning.

Annual Incentive Compensation Arrangements

      The Company's annual incentive plans are intended to focus and reward executives on the achievement of current year financial targets, key Company and/or business unit objectives and some strategic individual performance objectives. While the financial targets serve to focus on results of current year profitability, the key Company, business and individual objectives focus on activities designed to improve financial results and increase profitability in a two to three-year time frame. Financial threshold targets are approved by the Board of Directors at the commencement of the fiscal year and are required to be met for payments to be made according to plan criteria.

      Financial targets were not met for Fiscal 2004 or Fiscal 2005. Accordingly, no incentive payments were made to the Company's current executive management team in Fiscal 2004 or Fiscal 2005. Two Named Executive Officers who are terminating will be paid an incentive component for Fiscal 2005 as part of their termination packages which amounts were accrued in Fiscal 2005.

      The target incentive levels of the executive group are reviewed at the same time as the base salaries. The target and actual total cash compensation (salaries plus annual incentives) of the Company's executive group are currently competitive with those of the applicable comparator group. The comparator group for short term incentives is primarily semiconductor businesses.

Long-Term Incentive

      Options  to  purchase  common  shares are  granted to the Named  Executive
Officers and other key employees to sustain commitment to long-term profitability and maximize shareholder value over the long term. Under the terms and conditions of the Option Plan, participants are granted options which are exercisable for periods of time determined by the Compensation Committee to a maximum of six years following the date of grant at an exercise price equal to the average market price of the Company's common shares on the Toronto Stock Exchange during the five trading-day period immediately preceding the date of grant. See "Executive Compensation - 1991 Stock Option Plan for Key Employees and Non-Employee Directors".

      The Company and Board of Directors believe that stock options provide strong links between executive and key employee rewards, shareholder interests and Company success. Stock option grants to executives and to other top contributors and critical skilled individuals are generally made on an annual basis. The size of grant for the executive group is determined based on the available option pool, the levels and values of options provided by companies in the external comparator group(s), and the number of options required for motivating and retaining the executives and other top contributors and critical skilled employees. During Fiscal 2005, the Company granted options to purchase 850,000 shares as an initial grant to the newly appointed CEO and granted options to purchase up to 2,175,500 common shares to 198 employees and eight non-employee directors of the Company for a total of 3,025,500 at an average exercise price of $2.04 per share; of this total grant, 180,000 were granted to directors,

840,000  to  executive  officers  (excluding  the  CEO)  and  1,155,500  to  key
employees.   The  comparator   group  for  long-term   incentives  is  primarily
semiconductor businesses.

Compensation of the President and Chief Executive Officer

      In February 2005, Kirk K. Mandy was appointed President and Chief Executive Officer of the Company. Mr. Mandy's compensation was approved by the Compensation Committee and the Board of Directors.

      The base salary and long-term incentive components of Mr. Mandy's compensation are determined in accordance with the policies applying to all executive officers of the Company. Mr. Mandy's current base salary is $452,631. Mr. Mandy's annual base salary is determined in Canadian dollars and set at CDN$550,000.

      Mr. Mandy's annual discretionary incentive payment is determined, at each fiscal year end, based on the Compensation Committee's assessment of Mr. Mandy's performance, particularly in improving the Company's long-term profitability and financial condition. See "Employment Agreements - Kirk K. Mandy". No incentive payment was made to Mr. Mandy in Fiscal 2005.

      At the Board's request, Patrick J. Brockett resigned from his position of President and Chief Executive Officer of the Company effective January 26, 2005. Mr. Brockett's compensation in Fiscal 2005 was approved by the Compensation Committee and the Board of Directors.

      The base salary and long-term incentive components of Mr. Brockett's compensation were determined in accordance with the policies applying to all executive officers of the Company. Mr. Brockett's base salary was $569,839. Mr. Brockett's base salary was determined in Canadian dollars and remained unchanged at CDN$775,000 from the date he was engaged by the Company in April 2001 until his resignation. The change in the US dollar equivalent of Mr. Brockett's base salary was solely due to foreign exchange rate fluctuations since April 2001.

      Mr. Brockett's annual discretionary incentive payment was determined, at each fiscal year end, based on the Compensation Committee's assessment of Mr. Brockett's performance, particularly in improving the Company's long-term profitability and financial condition. See "Employment Agreements - Patrick J. Brockett". No incentive payment was made to Mr. Brockett in Fiscal 2003, Fiscal 2004 or Fiscal 2005.

      Upon termination of his employment with the Company, in accordance with his employment contract and executive termination arrangements effective January 26, 2005, Mr. Brockett received $1,845,624.

      The Compensation Committee of the Board of Directors, whose names are set out below, has approved the issue of this Report on Executive Compensation and its inclusion in this Circular.

Jules M. Meunier
Andre Borrel
Dennis Roberson

Performance Graph

      The following graph compares the cumulative total shareholder return on CDN$100 invested in common shares of the Company with the cumulative total return of the Toronto Stock Exchange 300 Stock Index for the five most recently completed fiscal years, assuming reinvestment of all dividends.


                                    [GRAPH]


EMPLOYMENT AGREEMENTS

      The Company entered into employment agreements with the CEO, the former CEO, the CFO and other Named Executive Officers on the terms and conditions described below.

KIRK K. MANDY

      Effective January 26, 2005, the Company entered into an employment agreement with Mr. Kirk K. Mandy with respect to his employment as interim President and Chief Executive Officer and, effective February 16, 2005, as full time President and Chief Executive Officer

      Pursuant to the agreement, Mr. Mandy is entitled to receive an annual base salary in the amount of $452,631. Mr. Mandy's annual base salary is determined in Canadian dollars and set at CDN$550,000. He is also eligible to receive an annual incentive payment, beginning in Fiscal 2006, equal to 60% of his annual base salary or, at exceptional performance, 90% of his annual base salary, conditional upon the Board of Directors assessment of the successful achievement by Mr. Mandy of specific target objectives in each fiscal year. The incentive payment objectives for each fiscal year are reviewed and finalized with the Compensation Committee and the Board of Directors of the Company within 60 days following the commencement of each fiscal year. Mr. Mandy's objectives for Fiscal 2006 are as follows:

1. Meet or exceed the Company's Fiscal 2006 Budget and revenue and earnings targets;

2. Develop, obtain Board approval for and implement a new Company strategic plan;

3.    Restructure the Company to support the Company's strategic direction; and

4. Develop and implement a new communications strategy for all stakeholders of the Company.

      Mr. Mandy is also entitled to customary benefits and received options to purchase 850,000 (100,000 for interim role and 750,000 for full time role) common shares at exercise prices determined as follows: 100,000 options may be exercised at the market price (as defined in the Option Plan) of CDN$2.12 in effect on February 3, 2005 and 750,000 options at the market price of CDN$2.26 in effect on February 24, 2005. The options provide for equal annual vesting over a period of four years commencing one year following their date of grant, and are otherwise governed by the terms and conditions of the Option Plan. Note: Canadian dollar amounts have been converted to United States dollars using the closing foreign exchange rate provided by the Bank of Canada on the date of grant.

      Mr. Mandy's employment agreement provides further that, in the event that the Company terminates his employment without legal grounds for which an employer is entitled to dismiss an employee without notice or compensation in lieu of notice, he will be entitled to the following termination package: (i) a lump sum payment equal to two times his annual base salary and average earned annual incentive payment over the previous three fiscal years (or such shorter period during which Mr. Mandy will then have been employed by the Company), (ii) a payment of two years' regular annual contributions to an executive pension plan and (iii) continued group life and health benefits coverage during such two-year period. In addition, Mr. Mandy will have a period of six months following the date of termination to exercise all stock options that will have vested up to the end of such exercise period.

PATRICK J. BROCKETT

      At the request of the Board, Mr. Brockett resigned as President and Chief Executive Officer effective January 26, 2005. Upon termination of his employment with the Company, in accordance with the termination arrangements of Mr. Brockett's employment agreement, Mr. Brockett received $1,845,624 which consisted of (i) a lump sum payment equal to two times his annual base salary and average earned annual incentive payment over the previous three fiscal years, (ii) a lump sum payment equal to two times the Company's annual contribution to the Executive Pension Plan and (iii) a lump sum payment equivalent to two years payment of group life and health insurance. In addition, provided he complies with the non-competition and non-solicitation terms in his employment contract, all of the options granted to Mr. Brockett having an exercise price under CDN$12.00 became vested and he was granted a period of 24 months following the date of termination to exercise all such options except to the extent any such options expired before the end of such 24-month period. He was granted six months from the termination date to exercise stock options with an exercise price at or above CDN$12.00 that will have vested by the end of the six month exercise period.

SCOTT MILLIGAN

      On May 12, 2003, the Company entered into an employment agreement with Mr. Scott Milligan with respect to his employment as Senior Vice President, Finance and Chief Financial Officer.

      Pursuant to the agreement, Mr. Milligan is entitled to receive an annual base salary in the amount of $275,652. Mr. Milligan's base salary is determined in Canadian dollars and is CDN$335,000. He is also eligible to receive an annual incentive payment, conditional upon the successful achievement by Mr. Milligan of specific target objectives in each fiscal year, as follows: (i) if the objectives are achieved in full, the annual incentive payment will be equal to 50% of the annual base salary, and (ii) if the financial component of the objectives is exceeded, Mr. Milligan may earn up to 150% of his target incentive payment. The incentive payment objectives for each fiscal year are reviewed and finalized with the Board of Directors of the Company within 45 days following the commencement of each fiscal year. In Fiscal 2005 and

Fiscal 2004, Mr. Milligan did not receive any incentive payment. Mr. Milligan is also entitled to customary benefits and received an initial grant of options to purchase 50,000 common shares pursuant to the Option Plan. The options provide for equal annual vesting over a period of four years commencing one year following their date of grant, and are otherwise governed by the terms and conditions of the Option Plan.

      Mr. Milligan's employment agreement provides further that, in the event that the Company terminates his employment without legal grounds for which an employer is entitled to dismiss an employee without notice or compensation in lieu of notice, he will be entitled to the following termination package: (i) a lump sum payment equal to one times his then current annual base salary, (ii) a lump sum payment in lieu of incentive payment equal to one times his target annual incentive payment, and (iii) continued group life and health benefits coverage until the earlier of one year following the date of termination or 30 days after he secures substantially similar replacement coverage through re-employment. In addition, Mr. Milligan will have a period of six months following the date of termination to exercise all stock options that will have vested up to the end of such exercise period.

ROLAND ANDERSSON

      On May 10, 2001, the Company entered into an employment agreement with Roland Andersson with respect to his employment as Senior Vice President, Worldwide Sales and Marketing. Mr. Andersson has been notified that his position has been terminated effective June 22, 2005.

      Upon termination of his employment with the Company effective June 22, 2005, in accordance with executive termination arrangements, Mr. Andersson's will receive an estimated amount of $622,127 which consists of (i) a lump sum payment equal to 13 months' base salary and (ii) a lump sum payment equal to one times his average earned annual incentive payment over the previous three fiscal years. He will receive continued group life and health benefits coverage not to extend beyond one year in accordance with the Company's Sweden policy relating to post-termination life and health benefits coverage. The above-mentioned termination compensation was accrued in Fiscal 2005 and will be paid in Fiscal 2006. In addition, provided he complies with the non-competition and non-solicitation terms in his employment agreement, Mr. Andersson was granted a period of 12 months from the termination date to exercise stock options with an exercise price under CDN$12.00 that will have vested by the end of the 12 month exercise period and six months to exercise stock options with an exercise price at or above CDN$12.00 that will have vested by the end of the six month exercise period.

ANTHONY A. P. GALLAGHER

      Anthony Gallagher was employed by GEC Plessey Semiconductor from 1992 until 1998, at which time the Company acquired the assets of GEC Plessey Semiconductor and Mr. Gallagher became an employee of the Company. Mr. Gallagher's initial employment agreement with GEC Plessey Semiconductors was entered into on May 26, 1992, and subsequently amended by agreements with the Company dated April 7, 1999, April 20, 2000 and April 18, 2002, respectively.

      Pursuant to the current agreement, Mr. Gallagher is employed as Senior Vice President, Worldwide Operations, and is entitled to receive an annual base salary of $299,343. Mr. Gallagher's base salary is 160,000 pounds sterling and has not changed since April 1, 2002. The change in the US dollar equivalent of Mr. Gallagher's base salary is due solely to foreign exchange fluctuations since April 1, 2002. He is also eligible to receive an annual incentive payment equal to 50% of the annual base salary, conditional upon the successful achievement by Mr. Gallagher of specific target objectives in each fiscal year. Mr. Gallagher is also entitled to customary benefits. In Fiscal 2005 and Fiscal 2004, Mr. Gallagher did not receive any incentive payment.

      Mr. Gallagher's employment agreement further provides that any termination of employment by either Mr. Gallagher or the Company, other than for cause, is subject to nine months' prior notice of termination.

DONALD MCINTYRE

      Mr. McIntyre was engaged by Zarlink's predecessor, Mitel Corporation, in March 1987 as Vice President, General Counsel and Secretary of the company. His current position is Senior Vice President, Human Resources, General Counsel and Secretary of the Company. Pursuant to his current employment agreement, Mr. McIntyre is entitled to receive an annual base salary of $275,652. His base salary is determined in Canadian dollars and is CDN$335,000. Mr. McIntyre is also eligible to receive an annual incentive payment, conditional upon the successful achievement by Mr. McIntyre of specific target objectives in each fiscal year as follows: (i) if the objectives are achieved in full, the annual incentive payment will be equal to 50% of his annual base salary and (ii) if the financial component of the objectives is exceeded, Mr. McIntyre may earn up to 150% of his target incentive payment. The incentive payment objectives for each fiscal year are reviewed and finalized with the Board of Directors of the Company within 45 days following the commencement of each fiscal year. In Fiscal 2005 and 2004, Mr. McIntyre did not receive any incentive payment.

      On January 12, 2000, the Board of Directors approved an executive termination agreement for Mr. McIntyre to be effective from that date. The agreement provides that in the event that the Company terminates Mr. McIntyre's employment without legal grounds for which an employer is entitled to dismiss an employee without notice or compensation in lieu of notice, he will be entitled to the following termination package: (i) a lump sum payment equal to two times his then current annual base salary and annual target incentive payment, (ii) a payment of two years' regular annual contributions to an executive pension plan and (iii) continued group life and health benefits coverage during such two-year period. In addition, Mr. McIntyre will have a period of six months following the date of termination to exercise all stock options that will have vested up to the end of such exercise period

TSVIATKO GANEV

      Mr. Ganev's position as Vice President of the Optoelectronics Business Unit was terminated effective March 8, 2005. Upon termination of his employment with the Company, in accordance with executive termination arrangements effective March 8, 2005, Mr. Ganev received approximately $404,118 which consisted of a lump sum payment equal to one times his annual base salary. He will receive continued group life and health benefits coverage not to extend beyond one year in accordance with the Company's Sweden policy relating to post-termination life and health benefits coverage. In addition, provided he complies with the non-competition and non-solicitation terms in his employment agreement, Mr. Ganev was granted a period of 12 months from the termination date to exercise stock options with an exercise price under CDN$12.00 that will have vested by the end of the 12 month exercise period and six months to exercise stock options with an exercise price at or above CDN$12.00 that will have vested by the end of the six month exercise period.

PRADEEP ARORA

      Mr. Arora was notified in February 2005 that his position as Regional Sales Vice President Asia Pacific would be terminated effective July 31, 2005. Upon termination of his employment with the Company, in accordance with executive termination arrangements effective July 31, 2005, Mr. Arora will receive an estimated amount of $794,101 which consists of (i) a lump sum payment equal to one times his annual base salary and one times his average earned annual incentive payment with respect to Fiscal 2005, (ii) a completion of assignment bonus and (iii) a lump sum payment equivalent to a one year payment of group life and health insurance premiums. The above-mentioned termination compensation was accrued in Fiscal 2005 and will be paid in Fiscal 2006. In addition, provided he complies with the non-competition and non-solicitation terms in his employment agreement, Mr. Arora was granted a period of 12 months from the termination date to exercise stock options with an exercise price under CDN$12.00 that will have vested by the end of the 12 month exercise period and six months to exercise stock options with an exercise price at or above CDN$12.00 that will have vested by the end of the six month exercise period. Mr. Arora may also receive perquisites having a value of up to approximately $35,000 for relocation expenses.

EQUITY COMPENSATION PLAN INFORMATION

      The following table provides information as of March 25, 2005 about the common shares of the Company that may be issued upon exercise of options, warrants and rights under all of the Company's equity compensation plans.


---------------------------------------------------------------------------------------------------------
                                                                                   Number of securities
                                                                                  remaining available for
                                                                                   future issuance under
                             Number of securities to  Weighted-average exercise     equity compensation
                             be issued upon exercise     price of outstanding        plans (excluding
                             of outstanding options,    options, warrants and     securities reflected in
       Plan Category           warrants and rights              rights               the first column)
---------------------------------------------------------------------------------------------------------
Equity compensation plans          13,249,465                  CDN$7.16                  1,249,557
approved by securityholders

Equity compensation plans              --                         --                         --
not approved by
securityholders

Total                              13,249,465                  CDN$7.16                  1,249,557
---------------------------------------------------------------------------------------------------------

COMPENSATION OF NON-EMPLOYEE DIRECTORS

      During the fiscal year ended March 25, 2005, each director who was not a salaried officer of the Company or its subsidiaries received an annual stipend of $8,228 and a director's fee of $1,646 for each meeting of the Board of Directors or any Committee thereof attended in person and for each day spent on the affairs of the Company or $1,029 for each telephone meeting of the Board of Directors and was reimbursed for his expenses. In addition, the Chairperson of each Committee of the Board of Directors received an annual fee of $4,937, with the exception of the Chairperson of the Audit Committee who received an annual fee of $12,343. The Company pays the Chairperson of the Board of Directors, when such person is not an employee of the Company, an annual stipend of $82,284 (inclusive of Board and Committee meeting fees) and a per diem of $2,057 for attendance to Company business to an annual maximum of $41,142.

      Changes in compensation for Non-Employee Directors from Fiscal 2004 to Fiscal 2005 were due solely to foreign exchange fluctuations. See note 3 under "Executive Compensation - Summary Compensation Table" for details on the foreign exchange fluctuations.

      The following table summarizes the aggregate number of unexercised options held by non-employee directors at May 27, 2005.

                  Option Information for Non-Employee Directors

--------------------------------------------------------------------------------
                                          Unexercised Options at May 25, 2005
                                      ------------------------------------------
Date of Grant                         Exercisable                  Unexercisable
--------------------------------------------------------------------------------
May 16, 1996                             40,000                         --
--------------------------------------------------------------------------------
May 22, 1997                             40,000                         --
--------------------------------------------------------------------------------
July 23, 1998                            25,000                         --
--------------------------------------------------------------------------------
May 20, 1999                             55,000                         --
--------------------------------------------------------------------------------
August 27, 1999                          20,000                         --
--------------------------------------------------------------------------------
January 12, 2000                         80,000                         --
--------------------------------------------------------------------------------
August 22, 2000                          20,000                         --
--------------------------------------------------------------------------------
February 21, 2001                       100,000                         --
--------------------------------------------------------------------------------
February 6, 2002                         85,000                       15,000
--------------------------------------------------------------------------------
July 13, 2002                            10,000                       10,000
--------------------------------------------------------------------------------
February 6, 2003                         80,000                       40,000
--------------------------------------------------------------------------------
May 14, 2003                             10,000                       10,000
--------------------------------------------------------------------------------
January 29, 2004                         65,000                       75,000
--------------------------------------------------------------------------------
November 11, 2004                          -                          20,000
--------------------------------------------------------------------------------
November 29, 2004                          -                          20,000
--------------------------------------------------------------------------------
February 24, 2005                          -                         140,000
--------------------------------------------------------------------------------

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

      As at May 27, 2005, no director, executive officer or senior officer of the Company, or any proposed nominee for election as a director of the Company, or any associate of any such director, officer or proposed nominee was indebted to the Company or any one of its subsidiaries in connection with the purchase of securities of the Company or its subsidiaries or otherwise.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

      As at May 27, 2005, the Company had in force Directors' and Officers' Liability Insurance policies in the amount of $30,000,000 for the benefit of the directors and officers of the Company and its subsidiaries. The total amount of the premiums paid by the Company for the policies in effect for the fiscal year ended March 25, 2005 was $1,108,728 No portion of these premiums was paid by the directors and officers of the Company. The policies do not provide for a deductible for any loss in connection with a claim against a director or an officer. For claims brought against the Company, a deductible of $1,000,000 applies.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      The Board of Directors and the Company's management are committed to the highest standard of corporate governance, and the Company has had standards in place for many years. The Nominating and Corporate Governance Committee and the Board of Directors review the Company's governance standards periodically and revise them when necessary to respond to changing regulatory requirements and evolving best practices. The Company's principal objective in directing and managing its business and affairs is to enhance shareholder value. The Company believes that effective corporate governance improves corporate performance and benefits all shareholders.

      In February 1995, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report containing a series of guidelines for effective corporate governance (these guidelines, as amended from time to time, are herein referred to as the "Governance Guidelines"). The Governance Guidelines, which are not mandatory, deal with the constitution of boards of directors and board committees, their functions, the effectiveness and education of board members, their independence from management, their relationship with management and shareholders and other means of ensuring sound corporate governance. The Toronto Stock Exchange (the "TSX") has, in accordance with the recommendations contained in such report, adopted as a listing requirement that disclosure be made by each listed company of its corporate governance system with reference to the Governance Guidelines.

      In 1999, the TSX amended the  Governance  Guidelines and companies are now
required  to  disclose  their  corporate   governance  practices  with  specific
reference to each of the 14 Governance Guidelines.

      The Board of Directors of the Company believes that the Company is fully compliant with the Governance Guidelines, as currently in force. The Company's corporate governance practices are compared with the Governance Guidelines in Schedule A hereto.

      As the Company's common shares are registered in the United States, Zarlink is subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act") and the rules and regulations ("SEC Rules") of the SEC. Moreover, as the Company's common shares are listed on the New York Stock Exchange ("NYSE"), Zarlink is subject to certain NYSE corporate governance rules which became final in November 2003 ("NYSE Rules").

      The Canadian Securities Administrators ("CSA") published on April 15, 2005 National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices which prescribe corporate governance guidelines and related detailed disclosure ("CSA Corporate Governance Policy"), which are expected to come into force on June 30, 2005. Previously, in March 2004, the CSA rules relating to audit committees and certification of financial disclosure came into force ("CSA Rules").

      The Company fully complies with the corporate governance standards set out in the NYSE Rules although, as a foreign private issuer (as defined in the SEC Rules), Zarlink is not required to comply with many of the NYSE Rules. As it fully complies with the NYSE Rules, the Company is exempt from compliance with the CSA Rules relating to the role and composition of its audit committee. Although the CSA Corporate Governance Policy will only apply to the Company with respect to Fiscal 2006, the Company already complies with all of the corporate governance practices proposed in the CSA Corporate Governance Policy.

      The Governance Guidelines define independent directors as "unrelated", which means a director is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. The NYSE Rules require that a majority of the board must be "independent". Independence is defined under the NYSE Rules to mean the board has affirmatively determined that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization (including any charitable organization) that has a relationship with the Company). The NYSE Rules deem certain relationships to be indicative of non-independence. The NYSE Rules also require that all audit committee members meet additional independence standards, including not accepting, directly or indirectly, any consulting or other compensatory fee and not being an affiliate of the Company.

      The Board of Directors has reviewed the Governance Guidelines and NYSE Rules and has individually considered their respective interests in and relationships with the Company. As a consequence, the Board of Directors has determined that, on a rigorous application of these definitions, the Board is composed of seven unrelated and "independent" directors out of eight board members. As the President and Chief Executive Officer of the Company, Kirk K. Mandy is considered to be a "related" and not an "independent" director.

      The NYSE Rules require that all of audit committee members be independent and financially literate, as defined by such rules. The Company is also required, under the Sarbanes-Oxley Act and SEC Rules, to disclose whether it has an audit committee financial expert (within the meaning of such rules) serving on its audit committee. The Board of Directors has reviewed the independence of each member of the audit committee, as well as the education and experience of each member of the Audit Committee relevant to the performance of his duties on the Committee and has determined that all audit committee members are independent and financially literate and that Hubert T. Lacroix, Chairperson of the Audit Committee, and J. Spencer Lanthier, a member of the Audit Committee, are the audit committee financial experts. A brief summary of the education and/or experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Committee is included in
Item 9 of the Statement of Corporate Governance Practices at Schedule A.

      The Board of Directors has approved a detailed set of internal corporate governance policies including mandates for the Board of Directors and its committees and a Code of Ethics and Business Conduct. These policies are described in detail in Schedule A hereto and are available in their entirety at the Company's website at www.zarlink.com.

      The  Board  of  Directors   continues  to  monitor  changes  to  corporate
governance rules and best practices and to take appropriate action, including, as appropriate, the adoption of voluntary policies and procedures.

REPORT OF THE AUDIT COMMITTEE

      The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. In fulfilling its oversight responsibilities, the Audit Committee reviews the audited financial statements contained in the Annual Report with management. This review involves a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosure in the financial statements.

      The Audit Committee also reviews the audited financial statements with the independent auditors, who are responsible for expressing an opinion on the conformity of such financial statements with generally accepted accounting principles, their view as to the quality, and not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed by Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees) and under generally accepted auditing standards. In addition, the Audit Committee discusses with the independent auditors, the auditors' independence from management and the Company, and such other matters contained in the written disclosure required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and considers the compatibility of non-audit services with the auditors' independence.

      The Audit Committee discusses the overall scope and plan for the annual audit with the Company's independent auditors. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

      The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax and other services performed by the independent auditor. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it.

      For a full description of the Audit Committee responsibilities, please review Exhibit 1, the Audit Committee Mandate attached to this Circular.

      In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 20-F for the year ended March 25, 2005 for filing with the SEC and all other applicable regulatory authorities and the Board of Directors has approved such financial statements.

Hubert T. Lacroix
J. Spencer Lanthier
Jules Meunier

May 27, 2005

APPOINTMENT OF AUDITORS

      At the Meeting, the Shareholders will be called upon to appoint auditors to serve until the close of the next Annual Meeting of the Company.

      The Board of Directors of the Company recommends that the Shareholders vote FOR the appointment of Ernst & Young LLP, who are currently the Company's auditors. Ernst & Young LLP were first appointed auditors of the Company on November 19, 1973.

      For Fiscal 2005 and the fiscal year ended March 26, 2004 ("Fiscal 2004"), Ernst & Young LLP billed $2,101,000 and $905,000, respectively, as detailed below:

Ernst & Young LLP                              Fiscal 2005        Fiscal 2004(4)
--------------------------------------------------------------------------------
Audit services(1)                              $1,780,000          $  594,000
Audit related services(2)                      $   56,000          $   39,000
Tax services(3)                                $  265,000          $  272,000
Non-audit services                                   --                 --
                                              ----------------------------------
Total                                          $2,101,000          $  905,000

(1) These fees included fees for the audit of the consolidated financial statements and other services performed such as statutory audits and quarterly reviews. The increase in fees for audit services in Fiscal 2005 includes $1,102,000 related to audit work on internal controls with respect to financial reporting.

(2)   These fees included fees for the audit of employee benefit plans.

(3) These fees generally included fees for assistance with corporate tax compliance as well as income tax compliance and other assistance to expatriates.

(4) These amounts differ from the fees disclosed in last year's proxy circular due to $98,000 in fees paid in Fiscal 2005 attributable to work related to Fiscal 2004.

      Based on a review of these services and of the fees billed by Ernst & Young LLP therefore, the Audit Committee has concluded that Ernst & Young LLP is independent with respect to the Company.

      Representatives of the firm of Ernst & Young LLP are expected to be present at the Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

SHAREHOLDERS' PROPOSALS

      Proposals of holders of common shares intended to be presented at the next Annual Meeting must be received by the Company, c/o Donald G. McIntyre, Secretary, Zarlink Semiconductor Inc., 400 March Road, Ottawa, Ontario, Canada K2K 3H4, no later than March 9, 2006 for inclusion in the Company's Management Proxy Circular and Form of Proxy relating to that meeting. It is recommended that proposals be delivered to the Company by registered mail.

OTHER MATTERS

      The information contained herein is given as of the 27th day of May 2005. The management of the Company knows of no amendment of the matters referred to in the Notice of Annual Meeting of Shareholders. However, if any amendment, variation or other business should properly be brought before the Meeting, the accompanying Form of Proxy confers discretionary authority upon the persons named therein to vote upon any amendment or variation of the matters referred to in such notice or on such other business in accordance with their best judgment.

ADDITIONAL INFORMATION

      Financial information is provided in the Company's annual audited financial statements and any interim financial statements filed subsequent to the filing of the most recent annual financial statements and the Management's Discussion and Analysis ("MD&A") included in those statements. Copies of the Company's financial statements and related MD&A are available upon request from the Company's Corporate Secretary as well as on the Company's website. Additional information relating to the Company is also available on SEDAR at www.sedar.com.

DIRECTORS' APPROVAL

      The contents and sending of this Circular have been approved by the Board of Directors of the Company.

      Dated this 7th day of June 2005.


      /s/ Donald G. McIntyre
      -----------------------
      Donald G. McIntyre
      Secretary
      Ottawa, Ontario, Canada

                                    EXHIBIT 1

                             AUDIT COMMITTEE CHARTER

Appointment

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") hereby constituted with all the powers and duties conferred on it by the laws governing the Company and such powers and duties as may be conferred on it from time to time by resolution of the Board. The Board shall appoint at least three directors to serve on the Committee at the first meeting of the Board following each annual meeting of shareholders of the Company, to hold office, subject to paragraph 5 of the Qualifications, Powers and Procedures section, until the next annual shareholders' meeting.

Mandate

The Board has given the Committee the following mandate:

The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. Each such registered public accounting firm shall report directly to the Committee. The Committee shall establish approval guidelines for any non-audit related work to be undertaken by the independent auditors.

1.    The Committee's purpose will be to assist the Board oversight of:

      i.       The integrity of the Company's financial statements;

      ii.      The Company's compliance with legal and regulatory requirements;

      iii.     The independent auditors' qualifications and independence;

      iv. The performance of the Company's internal control self-assessment committee and independent auditors; and

      v. The process for monitoring compliance with laws and regulations and with the Code of Ethics and Business Conduct.

2.    The Committee shall:

      i. Review the significant accounting principles and management estimation processes incorporated in the Company's financial statements, including any changes in the Company's accounting principles or application thereof;

      ii. Review the results of assessments of the Company's internal controls including disclosure controls and procedures, and the steps adopted to correct significant internal control deficiencies, if any;

      iii. Oversee the work of the independent auditors, including (a) resolving disagreements between management and the independent auditors with respect to financial reporting and (b) reviewing the planned scope and approach of the independent audit and the areas of significant emphasis and the measures taken by management to deal with significant internal control deficiencies, if any. The Committee shall discuss with the independent auditors any difficulties encountered in the course of the audit work and any restrictions on the scope of activities or access to requested information.

      iv. Review the analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

      v. Review the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the financial statements of the Company;

      vi. Discuss earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies;

      vii. Obtain and review a report by the Company's independent auditors describing:

               a. The independent auditing firm's internal quality control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

               b. The results of the most recent SEC Peer Review and (when available) the practice inspection assessments conducted on behalf of the Public Accounting Oversight Board, and similar practice inspection assessments conducted on behalf of the Canadian Public Accountability Board; and

               c. All relationships between the Company and the independent auditor which would permit the Committee to assess the auditor's independence;

      viii. Discuss the annual audited financial statements and unaudited quarterly financial statements with management and the independent auditors including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and review related press releases, before such information is publicly disclosed;

      ix. Ensure that adequate procedures are in place for review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements (other than (viii) above) and periodically assess the adequacy of such procedures;

      x. Discuss policies with respect to risk assessment and risk management;

      xi.      Meet separately,  at least quarterly,  with management,  with the
               internal   control   self-assessment   committee   and  with  the
               independent auditors;

      xii. Review with the independent auditors any audit problems or difficulties and management's response to them;

      xiii. Set clear hiring policies for employees, partners or former employees or partners of the independent auditors;

      xiv. Establish procedures for the receipt, retention, processing and treatment of complaints regarding accounting, internal accounting controls, or auditing matters;

      xv. Establish procedures for the confidential, anonymous submission by employees and third parties of concerns regarding questionable accounting or auditing practices;

      xvi. Inquire of the appropriate personnel of the Company and the independent auditors as to any deviation from the established Code of Ethics and Business Conduct and Supplementary Code of Ethics and Business Conduct for Designated Executives and periodically review the policies covering such Codes;

      xvii. Review and evaluate the qualifications and performance of the lead audit partner and other relevant personnel of the auditors;

      xviii. Report regularly to the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors, or the performance of the internal control self-assessment committee;

      xix. Review and discuss with management and the independent auditor a) the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Company's Form 20-F and b) the Company's quarterly financial statements prior to the filing of its Form 6-K, including the results of the independent auditor's review of the quarterly financial statements;

      xx. Review and pre-approve all audit services and all permissible non-audit services to be performed by the independent auditors subject to the de minimis exception for non-audit services set forth in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934;

      xxi.     Annually  review  the  status  of  the  Company's   environmental
               compliance program;

      xxii. Review and discuss with management and the independent auditors any related party transaction (as defined in the rules of the U.S. Securities and Exchange Commission (SEC);

      xxiii. Prepare the report of the Committee to be included in the annual proxy circular or statement;

      xxiv. Review, with the Company's General Counsel, any legal matter that could have a significant impact on the Company's financial statements.

Delineation of Responsibilities

Management is responsible for preparing the Company's financial statements with all material disclosures such that they are complete, accurate and fairly present the information set forth in conformity with Generally Accepted Accounting Principles (GAAP) and all applicable rules and regulations. The independent auditor is responsible to provide an opinion, based on its audits, that the financial statements fairly present, in all material respects, the financial position of the Company, its results of operations and its cash flows in conformity with GAAP. The independent auditors report directly to the Audit Committee. The Audit Committee's role is one of oversight in line with its mandate.

Qualifications, Powers and Procedures

3. All members of the Committee shall be "independent" directors as defined by the listing guidelines of the New York Stock Exchange (NYSE) and applicable Canadian securities legislation, rules and policies. All members shall be financially literate and have relevant and practical business experience and competencies as determined by the Nominating and Corporate Governance Committee from time to time. At least one member shall be determined by the Board to be an audit committee "financial expert" as defined by the SEC.

4. Committee members shall not serve on three or more public company audit committees simultaneously unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve the shareholders' and Company's best interests. Any such determination shall be disclosed in the Company's annual proxy circular and annual report on Form 20-F.

5. Committee members are barred from accepting any consulting, advisory or other compensatory fee, directly or indirectly, from the Company or an affiliate of the Company, other than in the member's capacity as a member of the Board and any Board committee. This prohibition precludes payments to a spouse, a minor child or stepchild or a child or stepchild sharing the home with the member, as well as payments accepted by an entity in which a Committee member is a partner, member, officer or principal or occupies a similar position and which provides accounting, consulting, legal, investment banking, financial or other advisory services or any similar services to the Company. A Committee member shall not be an affiliated person of the Company or any subsidiary of the Company.

6. The Committee shall elect from its members a Chairperson. The Secretary shall be elected from its members, or shall be the Secretary, or the Assistant or Associate Secretary, of the Company.

7. Any member of the Committee may be removed or replaced at any time by the Board. A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

8. Meetings of the Committee shall be called by the Chairperson of the Committee and shall be held at least four times a year.

9. The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.

10. Notice of each meeting of the Committee shall be given to each member of the Committee. Subject to the following, notice of a meeting shall be given orally or by letter, telex, telegram, electronic mail, telephone facsimile transmission or telephone not less than 48 hours before the time fixed for the meeting. Notice of regular meetings need state only the day of the week or month, the place and the hour at which such meetings will be held and need not be given for each meeting. Members may waive notice of any meeting.

11. The Committee may invite from time to time such person as it may see fit to attend its meeting and to take part in discussion and consideration of the affairs of the Committee. However, any such persons invited may not vote at any meeting of the Committee.

12. A meeting of the Committee may be held by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting.

13. The majority of the Committee shall constitute a quorum for the purposes of conducting the business of the Committee. Notwithstanding any vacancy on the Committee, a quorum may exercise all of the powers of the Committee.

14. Any decision made by the Committee shall be determined by a majority vote of the Members of the Committee present. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

15. A record of the minutes of, and the attendance at, each meeting of the Committee shall be kept. The approved minutes of the Committee shall be circulated to the Board forthwith.

16. The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board or the By-laws of the Company may require or as the Committee in its discretion may consider advisable.

17. The Committee shall review annually its Mandate and all Guidelines, Procedures, Policies or other documents used by it in fulfilling its responsibilities.

18. The Committee shall assess performance of the Committee and each of its members on an annual basis in accordance with performance assessment guidelines provided by the Nominating and Corporate Governance Committee.

19. In the performance of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations and may discuss with the officers and auditors of the Company such accounts, records, documents and other matters considered appropriate.

20. The Committee may retain, at the Company expense, such outside legal, accounting or other consultants and advisors as it deems necessary from time to time to fulfill its duties and responsibilities.

                                   SCHEDULE A

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In this Schedule, the Company's corporate governance practices are compared to the Governance Guidelines.

TSX Governance Guidelines          Corporate Governance Practices at the Company

1. The Board of Directors The Board of Directors establishes the should explicitly assume the overall policies for the Company, monitors responsibility for the and evaluates the Company's strategic stewardship of the Company direction and retains plenary power for and, as part of the overall those functions not specifically delegated stewardship responsibility, by it to its committees or to management.
    the  Board   should   assume   Accordingly,  in  addition  to the duties of
    responsibility    for    the   directors  of  a  Canadian   corporation  as
    following matters:             prescribed  by  statute,  the mandate of the
                                   Board  of  Directors  is  to  supervise  the
                                   management  of the  business  and affairs of
                                   the Company with a view to evaluating, on an
                                   ongoing   basis,   whether   the   Company's
                                   resources  are  being  managed  in a  manner
                                   consistent with enhancing shareholder value,
                                   ethical  considerations and corporate social
                                   responsibility.  For instance,  the Board of
                                   Directors  exercises  business  judgment  in
                                   establishing  and  revising  guidelines  for
                                   authorization   of  expenditures  and  other
                                   corporate actions which are periodically reviewed with management.

(a) adoption   of  a   strategic   The  Board  has the  responsibility  for (i)
    planning process               reviewing and approving, at the beginning of
                                   each fiscal year, the business plan, capital budget and financial goals of the Company, as well as longer term strategic plans prepared and elaborated by management and,
                                   (ii)  throughout  the year,  monitoring  the
                                   achievement of the objectives set.

                                   Long-term   goals  and  strategies  for  the
                                   Company   are    developed    as   part   of
                                   management's   annual   strategic   planning
                                   process with the Board of  Directors,  which
                                   also includes the  preparation of a detailed
                                   one-year   operating   plan.  This  plan  is
                                   reviewed  and  re-evaluated  on a  six-month
                                   basis.  Through  this  process,  led  by the
                                   President  and Chief  Executive  Officer and
                                   senior management of the Company,  the Board
                                   of Directors  adopts the operating  plan for
                                   the  coming   financial  year  and  monitors
                                   senior   management's    relative   progress
                                   through  a  regular   reporting  and  review
                                   process. The Board of Directors reviews on a quarterly basis the extent to which the Company has met the current year's operating plan.

(b) the  identification  of  the   The    Board    of    Directors    has   the
    principal   risks   of   the   responsibility    for   identifying,    with
    Company's    business    and   management,   the  principal  risks  of  the
    ensuring the  implementation   Company's  business  and the  systems put in
    of  appropriate  systems  to   place  to  manage  these  risks,  as well as
    manage these risks;            monitoring, on a regular basis, the adequacy
                                   of such systems.

                                   The Audit Committee has the mandate to review all Company policies relating to risk assessment and risk management.

                                   The Board also  ensures  that it is properly
                                   informed,   on  a  timely   basis,   of  all
                                   important issues (including environmental, cash

TSX Governance Guidelines          Corporate Governance Practices at the Company

                                   management and business development issues) and developments involving the Company and its business environment.

(c) succession    planning,        The Board of  Directors is  responsible  for
    including   appointing,        ensuring   proper    succession    planning,
    training and monitoring        including    appointing,     training    and
    senior management;             monitoring  senior  executives and reviewing
                                   and  ratifying  the  Compensation  and Human
                                   Resources Development Committee's assessment of the performance of the Chief Executive
                                   Officer and senior executives. The Board also reviews all appointments of senior executives.

(d)  communication   policy  for   The    Board    of    Directors    has   the
     the Company; and              responsibility     for    ensuring    proper
                                   communication with  shareholders,  customers
                                   and governments.  The Board of Directors has
                                   put  policies in place to ensure  effective,
                                   timely  and   non-selective   communications
                                   between the Company,  its  stakeholders  and
                                   the public.  In  particular,  the Disclosure
                                   Policy  Statement  of  the  Company  can  be
                                   viewed on its  website  at  www.zarlink.com.
                                   The Board of Directors,  or the  appropriate
                                   committee thereof,  reviews and approves the
                                   content    of    the     Company's     major
                                   communications   to  shareholders   and  the
                                   investing public, including the quarterly and annual reports, the proxy circular, the annual information form, reports on Form
                                   20-F and 6-K and any prospectuses that may be issued. The disclosed information is released through mailings to shareholders, news wire services, the general media and a home page on the internet.

                                   The Company has an investor  relations group
                                   which responds to analyst, institutional and
                                   individual    shareholder    inquiries   and
                                   maintains  a  toll-free  telephone  line for
                                   ease   of   contact.   Individual   queries,
                                   comments or  suggestions  can be made at any
                                   time by calling or writing  directly  to the
                                   Company's   registered   office  in  Ottawa,
                                   Ontario, Canada. In addition, the Company has a communications group to respond to inquiries from media, government and the public. Together, these groups deal with stakeholder concerns and ensure that all inquiries receive a timely response.

                                   Interested  persons  wishing to  communicate
                                   directly    with    the    Board    or   the
                                   non-management Directors, individually or as
                                   a  group,  may  do  so  by  sending  written
                                   communications  addressed to them at Zarlink
                                   Semiconductor  Inc., 400 March Road, Ottawa,
                                   Ontario, Canada K2K 3H4, Attention:  Company
                                   Secretary.   The  Board  has  established  a
                                   policy for collecting and  distributing  all
                                   communications  addressed  to the Board.  In
                                   that regard, the Company's Secretary has the
                                   responsibility  to collect mail addressed to
                                   the Directors and to forward  correspondence
                                   directed to an  individual  Director to that
                                   Director in a timely  manner,  and to screen
                                   correspondence    directed    to    multiple
                                   Directors or to the full Board in order to forward it to the most appropriate committee chairperson, the Chairman of the Board or the full Board, given the nature of the correspondence.

TSX Governance Guidelines          Corporate Governance Practices at the Company

                                   Communications    to    the    Board,    the
                                   non-management    Directors    or   to   any
                                   individual   Director  that  relate  to  the
                                   Company's  accounting,  internal  accounting
                                   controls   or  auditing   matters   will  be
                                   referred  to the  Chairperson  of the  Audit
                                   Committee.

(e)  the    integrity   of   the   The    Board    of    Directors    has   the
     Company's internal control responsibility of monitoring the efficiency and management information of the Company's internal controls and
     systems.                      management information systems.

                                   The  Audit  Committee  has  the  mandate  to
                                   review  the  results of  assessments  of the
                                   Company's   internal   controls,   including
                                   disclosure controls and procedures,  and the
                                   steps   adopted   to   correct   significant
                                   internal control deficiencies, if any.

                                   The Audit Committee is also  responsible for
                                   monitoring    compliance   with   laws   and
                                   regulations  and with the Code of Ethics and
                                   Business  Conduct of the Company,  which can
                                   be  viewed  on  the  Company's   website  at
                                   www.zarlink.com.

                                   The  Chief   Executive   Officer  and  Chief
                                   Financial   Officer  of  the  Company   each
                                   certify in the Company's report on Form 20-F
                                   that: they are responsible for establishing,
                                   maintaining  and  regularly  evaluating  the
                                   effectiveness  of the  Company's  disclosure
                                   controls  and  procedures;  they  have  made
                                   certain   disclosures   to   the   Company's
                                   auditors and the Audit  Committee  about the
                                   Company's internal  controls;  and they have
                                   included information in the Company's annual
                                   and quarterly reports about their evaluation
                                   and whether  there have been  changes in the
                                   Company's  internal  control over  financial
                                   reporting that has materially  affected,  or
                                   is reasonably  likely to materially  affect,
                                   the   Company's    internal   control   over
                                   financial reporting.

2.(a) The  Board  of   Directors   The Board of  Directors is composed of eight
      should be constituted with directors. The Governance Guidelines define a majority of individuals independent directors as "unrelated", which who qualify as unrelated means a director is independent of directors. An "unrelated management and is free from any interest and director" is a director any business or other relationship which who is independent of could, or could reasonably be perceived to, management and is free materially interfere with the director's from any interest and any ability to act with a view to the best
      business      or     other   interests   of  the   Company,   other  than
      relationship which could, interests and relationships arising from or could reasonably be shareholding. The NYSE Rules require that a perceived to, materially majority of the board must be "independent". interfere with the Independence is defined under the NYSE Rules director's ability to act to mean the board has affirmatively with a view to the best determined that the director has no material interests of the Company, relationship with the Company (either other than interests and directly or as a partner, shareholder or
      relationships arising from   officer of an  organization  (including  any
      shareholding.                charitable    organization)   that   has   a
                                   relationship  with  the  Company).  The NYSE
                                   Rules  deem  certain   relationships  to  be
                                   indicative  of  non-independence.  The  NYSE
                                   Rules also require that all audit  committee
                                   members   meet    additional    independence
                                   standards, including not accepting, directly
                                   or  indirectly,   any  consulting  or  other
                                   compensatory fee and not being an affiliate of the Company. As it fully complies with the NYSE Rules, the Company is exempt from compliance with the CSA Rules

TSX Governance Guidelines          Corporate Governance Practices at the Company

                                   relating to the role and  composition of its
                                   audit committee.  The Board of Directors has
                                   reviewed the Governance  Guidelines and NYSE
                                   Rules and have individually considered their
                                   respective  interests  in and  relationships
                                   with  the  Company.  As a  consequence,  the
                                   Board of Directors has determined that, on a
                                   rigorous  application of these  definitions,
                                   the  Board   would  be   composed  of  seven
                                   unrelated and "independent" directors out of eight board members. As the President and Chief Executive Officer of the Company, Kirk
                                   K. Mandy is considered to be a "related" and not an "independent" director.

                                   In  addition,   applicable   corporate   law
                                   requires that at least 25% of the Company's directors be "resident Canadians" as defined in the Canada Business Corporations Act.

2. (b) If  the Company   has   a   This  requirement  does  not  apply  to  the
    significant      shareholder   Company since it does not  currently  have
    (i.e.  one with the  ability   significant shareholder.
    to  exercise a  majority  of
    the votes  for the  election
    of the Board of  Directors),
    the Board  should  include a
    number of  directors  who do
    not  have  interests  in  or
    relationships   with  either
    the     Company    or    the
    significant  shareholder and
    which  fairly  reflects  the
    investment in the Company by
    shareholders  other than the
    significant shareholder.

3. The Board has the In determining whether or not a director is responsibility for applying "unrelated", as that term is defined in the the definition of "unrelated Governance Guidelines, the Board considers
    director"       to       the   all relevant facts applicable to a director.
    circumstances     of    each
    individual  director and for   Based   on   the   foregoing   and   on  the
    disclosing on an annual information provided by directors as to basis, 1) whether the Board their individual circumstances (see this has a majority of unrelated Circular under "Election of Directors"), the directors and 2) the Board has determined that seven of the eight analysis of the application Board members are "unrelated" to the
    of the principles supporting   Company. See Item 2(a) above.

TSX Governance Guidelines          Corporate Governance Practices at the Company

4.  The   Board   of   Directors   The  Nominating  and  Corporate   Governance
    should appoint a committee Committee is composed exclusively of outside of directors composed (independent) directors. It reviews and exclusively of outside, i.e. recommends the slate of directors nominees non-management, directors, a to be proposed annually for election by the majority of whom are shareholders, considering the size of the unrelated directors, with Board of Directors and the competencies and the responsibility for skills of proposed nominees, and annually proposing to the full Board reviews the composition of the Board of new nominees to the Board Directors and its committees to determine if and for assessing directors the members meet the "independent" director
    on an ongoing basis.           criteria of the NYSE Rules.  The  Nominating
                                   and  Corporate   Governance  Committee  also
                                   supervises    and    assesses   the   annual
                                   performance review process for assessment of the effectiveness of each director, the Board of Directors and each committee.

                                   When considering a potential candidate,  the
                                   Nominating    and    Corporate    Governance
                                   Committee will take into consideration such factors as it deems appropriate, including the following:

                                       o   the appropriate size of the Board;

                                       o   the  needs  of  the   Company   with
                                           respect  to the  particular  talents
                                           and experience of its directors;

                                       o   the knowledge, skills and experience
                                           of nominees, including experience at
                                           the    policy-making     level    in
                                           technology,    business,    finance,
                                           administration or public service, in
                                           light   of    prevailing    business
                                           conditions,  the  knowledge,  skills
                                           and experience  already possessed by
                                           other  members  of the Board and the
                                           highest  professional  and  personal
                                           ethics and values;

                                       o   minimum  individual  qualifications,
                                           including   strength  of  character,
                                           mature  judgment,  familiarity  with
                                           the Company's business and industry,
                                           independence   of  thought   and  an
                                           ability to work collegially;

                                       o   experience with accounting rules and
                                           practices;

                                       o   appreciation of the  relationship of
                                           our business to the  changing  needs
                                           of society; and

                                       o   the    desire   to    balance    the
                                           considerable  benefit of  continuity
                                           with the  periodic  injection of the
                                           fresh  perspective  provided  by new
                                           members.

                                   The  Nominating  and  Corporate   Governance
                                   Committee will evaluate director  candidates
                                   recommended by  shareholders in light of the
                                   Committee's  criteria  for the  selection of
                                   new     directors.      Any      shareholder
                                   recommendation   of  a  director   candidate
                                   should   include   the   candidate's   name,
                                   biographical data and a detailed description
                                   of the candidate's  qualifications for Board
                                   membership,  and  should be sent to  Zarlink
                                   Semiconductor  Inc., 400 March Road, Ottawa,
                                   Ontario, Canada K2K 3H4, Attention:  Company
                                   Secretary or can be communicated directly to
                                   the Chairperson of the Board of Directors by
                                   addressing        an        e-mail        to
                                   boardchair@zarlink.com.    Any   shareholder
                                   recommendations   must   be   submitted   in
                                   sufficient    time   for   an    appropriate
                                   evaluation by the committee. However, if a shareholder wishes the recommendation of a

TSX Governance Guidelines          Corporate Governance Practices at the Company

                                   potential candidate to constitute a proposal
                                   intended  to be  included  in the  Company's
                                   next  year  circular,  it  must  follow  the
                                   procedure   set  forth   under  the  section
                                   entitled "Shareholders' Proposals" detailed on page 28 of this Circular.

                                   The  Nominating  and  Corporate   Governance
                                   Committee  will   periodically   assess  the
                                   appropriate  size of the Board,  and whether
                                   any  vacancies on the Board are expected due
                                   to  retirement  or  otherwise.  In the event
                                   that vacancies are anticipated, or otherwise
                                   arise, the Committee will consider potential
                                   candidates  for director who may come to its
                                   attention  through  current  Board  members,
                                   shareholders  or other persons.  The Company
                                   has in the past engaged search firms to help
                                   identify    or   evaluate   or   assist   in
                                   identifying    potential    nominees.    The
                                   candidates  will be evaluated at meetings of
                                   the  Nominating  and  Corporate   Governance
                                   Committee, and may be considered at any point during the year.

5.  The   Board   of   Directors   The Board has implemented and reviews,  from
    should implement a process time to time, a process to annually assess to be carried out by the the effectiveness of the Board, the Board nominating committee or committees and individual directors. This other appropriate committee process is under the supervision of the
    for       assessing      the   Nominating    and    Corporate    Governance
    effectiveness of the Board Committee. The last full Board and director as a whole, the committees performance review was completed by the
    of   the   Board   and   the   Board on May 17, 2005.
    contribution  of  individual
    directors.

6. The Company, as an integral The Board of Directors considers that element of the process for orienting and educating new directors is an
    appointing   new  directors,   important  element of  ensuring  responsible
    should       provide      an   corporate governance.  In addition to having
    orientation and education extensive discussions with the Chairperson program for new recruits to of the Board of Directors and the President
    the Board.                     and Chief Executive  Officer with respect to
                                   the business and  operations of the Company,
                                   a new  director  receives a record of public
                                   and other information concerning the Company
                                   and prior minutes of recent  meetings of the
                                   Board   of    Directors    and    applicable
                                   committees. The details of the orientation of each new director are tailored to that director's individual needs and areas of interest.

7. The Board of Directors The Board of Directors believes that the should examine its size and, number of eight directors is sufficient and with a view to determining appropriate to effectively conduct business.
    the  impact  of  the  number   The  Board  of   Directors,   as   presently
    upon          effectiveness,   constituted,   brings   together  a  mix  of
    undertake,             where   skills,     backgrounds    and    individual
    appropriate,  a  program  to   attributes   that  the  Board  of  Directors
    reduce    the    number   of   considers  appropriate to the stewardship of
    directors  to a number which   the Company.
    facilitates  more  effective
    decision-making.

8. The Board of Directors The Nominating and Corporate Governance should review the adequacy Committee is responsible to annually review and form of the compensation the compensation for non-executive directors of the directors and ensure to ensure such compensation realistically
    the             compensation   reflects  the   responsibilities   and  risk
    realistically reflects the involved in being an effective director. responsibilities and risk Directors who are executives of the Company involved in being an receive no additional remuneration for their
    effective director.            services as director.  The  compensation  of
                                   directors  has not been

TSX Governance Guidelines          Corporate Governance Practices at the Company

                                   changed since May 1998, except for the compensation of the Chairperson of the Audit Committee, which was increased to $12,343 annually in Fiscal 2005.

                                   See also  the  disclosure  in this  Circular
                                   under    "Compensation    of    Non-Employee
                                   Directors".

9. Committees of the Board of The Company currently has four committees, Directors should generally being the Audit Committee, the Compensation be composed of outside and Human Resources Development Committee, directors, a majority of the Nominating and Corporate Governance whom are unrelated Committee and the Executive Committee. All
    directors,   although   some   of   these    committees,    as    presently
    Board committees, such as constituted, comply with the Governance the executive committee, may Guidelines and the NYSE Rules. It is the
    include  one or more  inside   intention  of  the  Board  of  Directors  to
    directors.                     re-evaluate    from   time   to   time   the
                                   composition of the various committees.

                                   The  four   committees   of  the   Board  of
                                   Directors   have   been   established   with
                                   specific  mandates and defined  authorities,
                                   which are also periodically reviewed, with a
                                   view to assisting  the Board of Directors in
                                   efficiently       carrying      out      its
                                   responsibilities. The Committee members are reviewed and appointed yearly after the election of Directors at the Meeting. Set out below is a general description of the committees of the Board of Directors and their respective mandates. These mandates can also be viewed in their entirety on the Company website at www.zarlink.com.

                                   Audit Committee

                                   The Company has a standing Audit  Committee,
                                   required    to   be    composed   of   three
                                   "independent"  directors  as  defined by the
                                   NYSE Rules,  who are  financially  literate.
                                   The  Board of  Directors  has  reviewed  the
                                   qualifications  of the  members of the audit
                                   committee and has determined  that all audit
                                   committee   members  are   independent   and
                                   financially  literate  and  that  Hubert  T.
                                   Lacroix, Chairperson of the Audit Committee, and J. Spencer Lanthier, a member of the Audit Committee, are the audit committee financial experts. Information regarding the functions performed by the Audit Committee and its membership is set forth in the "Report of the Audit Committee" included in this Circular. The mandate of the Audit Committee is attached as Exhibit 1 to this Circular. The Company fully complies with the NYSE Rules, including reviewing and assessing the adequacy of its mandate on an annual basis.

                                   The Audit Committee is presently composed of three outside, unrelated and independent directors who are current members of the Board of Directors: Hubert T. Lacroix, J. Spencer Lanthier and Jules Meunier.

                                   Below is a brief summary of the education and/or experience of each member of the Audit Committee that is relevant to the

TSX Governance Guidelines          Corporate Governance Practices at the Company

                                   performance of his duties as a member of the
                                   Committee:

                                   Mr.  Hubert T. Lacroix has an LLB (1976) and
                                   an MBA (1981) from McGill University. He has
                                   also been a member of the  Quebec  Bar since
                                   1977.  From February 1, 2000 to May 2, 2003,
                                   he  served  as  Chairman  of  the  Board  of
                                   Telemedia  Corporation as well as sitting on
                                   the Board of  Directors  of  several  of its
                                   affiliated   companies.   Mr.   Lacroix   is
                                   Chairman of the Board of SFK Pulp Fund and a member of its audit committee in addition to being a director and a member of the audit committee of Transcontinental Inc.

                                   Mr.    Lacroix    has    acquired   a   good
                                   understanding  of the accounting  principles
                                   used to  prepare  financial  statements,  in
                                   general,  resulting  from his legal practice
                                   specializing   in   business   law  and  the
                                   positions held with Telemedia Corporation as
                                   well as the experience  acquired as a member
                                   of audit  committees  for several public and
                                   private corporations over a period of nearly
                                   20  years.  This  experience  allows  him to
                                   understand the accounting principles used by
                                   the  Company  in  preparing   its  financial
                                   statements and to evaluate,  in general, the
                                   application of accounting principles as they
                                   relate to the  accounting  of the  Company's
                                   estimates,  accounts  receivable,   accounts
                                   payable and  reserves.  Moreover,  he has an
                                   excellent  understanding  of the  procedures
                                   regarding   the   disclosure   of  financial
                                   information.

                                   Mr.  Lanthier  was the  Chairman  and  Chief
                                   Executive  Officer of KPMG  Canada from 1993
                                   to 1999 and Vice-Chairman from 1989 to 1993.
                                   He  also  served  as a  member  of the  KPMG
                                   International Executive Committee and Board.
                                   Mr.   Lanthier   was   awarded   his  F.C.A.
                                   designation  by the  Institute  of Chartered
                                   Accountants of Ontario in 1982 and served as a partner of KPMG Canada from 1972 until his retirement in 1999. He received the Award of Outstanding Merit from the Institute of Chartered Accountants of Ontario in 2001. Mr. Lanthier also serves as a director on the Board of Directors of several public companies.

                                   As a result of his accounting background and
                                   active   practice  as  a  certified   public
                                   accountant for over 27 years,  Mr.  Lanthier
                                   has  developed  a high  level  of  financial
                                   expertise.  Mr.  Lanthier has  experience in
                                   preparing, auditing, analyzing or evaluating
                                   financial  statements that present a certain
                                   breadth   and   level   of   complexity   of
                                   accounting    issues   and   has    actively
                                   supervised persons engaged in performing similar functions.

                                   Mr. Meunier has served as President and CEO of Proquent Systems Inc. and President of Nortel's Wireless Network division. He is also a director and a member of the Audit Committee of Spectrum Signal Processing. In such capacities, Mr. Meunier has acquired accounting and related financial management expertise and general financial literacy. Mr. Meunier has also actively supervised persons engaged in


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

TSX Governance Guidelines          Corporate Governance Practices at the Company

                                   preparing, auditing, analyzing or evaluating financial statements. Mr. Meunier holds a Bachelor of Science degree in Mathematics and Computer Science from the University of Ottawa.

                                   Compensation and Human Resources Development
                                   Committee

                                   The Company has a standing  Compensation and
                                   Human   Resources    Development   Committee
                                   composed of three "independent" directors, as defined by the NYSE Rules.

                                   The  mandate of the  Compensation  and Human
                                   Resources  Development Committee is outlined
                                   under  "Report  on  Executive  Compensation"
                                   included  in  this  Circular.  This  mandate
                                   further    includes    a   review   of   the
                                   compensation  of  directors  to  ensure  the
                                   compensation   realistically   reflects  the
                                   responsibilities and risk involved in being an effective director.

                                   The   Compensation   and   Human   Resources
                                   Development Committee is presently composed of three outside, unrelated and independent directors who are current members of the Board of Directors: Jules M. Meunier, Andre Borrel and Dennis Roberson.

                                   Nominating    and    Corporate    Governance
                                   Committee

                                   The Company has a standing Nominating and Corporate Governance Committee composed of three "independent" directors, as defined by the NYSE Rules.

                                   The mandate of the  Nominating and Corporate
                                   Governance  Committee  is (i) to conduct the
                                   Chief    Executive     Officer     candidate
                                   identification and appointment process; (ii)
                                   to  conduct  the  director   identification,
                                   evaluation,    selection   and   performance
                                   assessment processes;  and (iii) to take the
                                   leadership   role   in   shaping   corporate
                                   governance  by  establishing,  amending  and
                                   monitoring    the    corporate    governance
                                   processes and practices of the Company, including an annual review that members of the Board of Directors and its committees meet the "independent" director criteria of the NYSE Rules.

                                   The Committee also has the mandate to review the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risk involved in being an effective director.

                                   The  Nominating  and  Corporate   Governance
                                   Committee  is  presently  composed  of three
                                   outside, unrelated and independent directors
                                   who are  current  members  of the  Board  of
                                   Directors:   Dr.  Henry  Simon,   Hubert  T.
                                   Lacroix and J. Spencer Lanthier.


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

TSX Governance Guidelines          Corporate Governance Practices at the Company

                                   Executive Committee

                                   The  Company  has  an  Executive   Committee
                                   composed of four directors, the majority of whom are considered "independent" directors, as defined by the NYSE Rules.

                                   The mandate of the Executive Committee is to supervise, control and manage the business and affairs of the Company when the Board of Directors is not in session in order to execute in a timely fashion corporate plans and programs.

                                   The   Executive   Committee   is   presently
                                   composed  of  two  outside,   unrelated  and
                                   independent   directors   who  are   current
                                   members of the Board of Directors: Hubert T.
                                   Lacroix,   and  Dr.  Henry  Simon,  and  one
                                   inside, related and not independent director
                                   who is a  current  member  of the  Board  of
                                   Directors:  Kirk  K.  Mandy.  In view of the
                                   contribution to the Company of the President
                                   and Chief Executive Officer,  Kirk K. Mandy,
                                   the  Board  of  Directors   considered   the
                                   participation  of Mr. Mandy on the Executive
                                   Committee to be essential and concluded that
                                   he   should   continue   to  serve  on  such
                                   committee.

10. The   Board   of   Directors   The    Board    of    Directors    has   the
    should    expressly   assume   responsibility  for adopting  and  enforcing
    responsibility    for,    or   good  corporate   governance  practices  and
    assign to a committee of processes. The Board has delegated to the directors the general Nominating and Corporate Governance
    responsibility          for,   Committee  the  responsibility  for taking a
    developing the Company's leadership role in shaping corporate approach to governance governance by establishing, amending and issues and the Company's monitoring the corporate governance response to the Governance practices and processes of the Company and
    Guidelines.                    ensuring that they are  consistent  with all
                                   relevant    legislative    and    regulatory
                                   requirements.

11. The Board of Directors, A uniform position description has been together with the Chief adopted for the Chairperson of the Board,
    Executive  Officer,   should   each  non-executive  member  of the Board of
    develop             position   Directors, the Chairperson of each committee
    descriptions for the Board of the Board of Directors and for the Chief and for the Chief Executive Executive Officer and may be viewed on the
    Officer,    including    the   Company website at www.zarlink.com.
    definition  of the limits to
    management's                   The Board of Directors  has delegated to the
    responsibilities.         In   President  and Chief  Executive  Officer and
    addition, the Board should senior management the responsibility for the approve or develop the day-to-day management of the business of the corporate objectives which Company, subject to compliance with the the Chief Executive Officer plans approved from time to time by the is responsible for meeting. Board of Directors. In addition to those matters which must by law or by the articles
                                   or by-laws of the Company be approved by the
                                   Board of Directors,  the Board has specified
                                   limits to management's  responsibilities and
                                   itself    retains     responsibility     for
                                   significant   changes   in   the   Company's
                                   affairs,  such as approval of major  capital
                                   expenditures,   debt  and  equity  financing
                                   arrangements and significant acquisitions and divestitures.

                                   The   Compensation   and   Human   Resources
                                   Development  Committee  reviews and approves
                                   each  year  the   compensation,


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

TSX Governance Guidelines          Corporate Governance Practices at the Company

                                   goals and performance objectives for the President and Chief Executive Officer and other senior executives of the Company, which objectives are submitted to the Board for approval, and assesses their performance against these goals and objectives at the end of each fiscal year.

                                   All of the  Company's  employees  (including
                                   the senior executives) are also subject to a
                                   Code of Ethics and Business Conduct,  a copy
                                   of  which  is  available  on  the  Company's
                                   website   at   www.zarlink.com.   The  Chief
                                   Executive   Officer,   the  Chief  Financial
                                   Officer and the Corporate  Controller of the
                                   Company   must,   in   addition,   meet  the
                                   standards    and    requirements    of   the
                                   Supplementary Code of Ethics and Business, which can be viewed on the Company's website at www.zarlink.com.

12. The Board of Directors The Chairperson of the Board of Directors is should have in place an independent director and is separate from appropriate structures and management and ensures that the Board of procedures to ensure that Directors can function independently of the Board can function management. The non-management Directors independently of management. meet at regularly scheduled "executive An appropriate structure sessions" without management. The
    would  be to (i)  appoint  a   Chairperson   of  the   Board   chairs   the
    chair of the Board who is executive sessions; however, he may choose not a member of management to defer to a Committee Chairperson when the with responsibility to subject matter of the meeting falls within ensure the Board discharges the purview of a Board Committee. The
    its responsibilities or (ii)   non-management   Directors,   led   by   the
    adopt  alternate  means such   Chairperson  of  the  Board,  determine  the
    as      assigning       this   frequency,  length and agenda for  executive
    responsibility to a sessions. An executive session is scheduled committee of the Board or to immediately before or after a regular Board
    a  director,  referred to as   meeting at least quarterly each year.
    the     "lead     director".
    Appropriate  procedures  may
    involve the Board meeting on
    a  regular   basis   without
    management  present  or  may
    involve expressly  assigning
    the    responsibility    for
    administering   the  Board's
    relationship with management
    to a committee of the Board.

13. The audit committee should The mandate of the Audit Committee states be composed entirely of that all the members of the committee must
    outside directors.             be "independent" directors as defined by the
                                   NYSE Rules. As at the date hereof, all of the members of the Audit Committee are outside and "unrelated" directors within the meaning of the Governance Guidelines and "independent", as defined by the NYSE Rules.

    The         roles        and   The  responsibilities of the Audit Committee
    responsibilities    of   the   are set out in its mandate,  a copy of which
    audit  committee  should  be   is attached to this Circular as Exhibit 1.
    specifically  defined  so as
    to    provide    appropriate
    guidance to audit  committee
    members as to their duties.

    The audit committee should The mandate of the Audit Committee provides have direct communication that the Audit Committee shall meet
    channels  with the  internal   separately,   at   least   quarterly,   with
    and external auditors to management, with the internal control discuss and review specific self-assessment committee and with the issues as appropriate and independent auditors. The Audit Committee the committee duties should has the responsibility of reviewing with the
    include            oversight   independent  auditors any audit  problems or
    responsibility           for   difficulties and
    management    reporting   on


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

TSX Governance Guidelines          Corporate Governance Practices at the Company

    internal control. In management's response thereto. Further, the addition, the audit Audit Committee has the mandate to review committee should ensure that the results of assessments of the Company's management has designed and internal controls, including disclosure implemented an effective controls and procedures, and the steps system of internal control. adopted to correct significant internal control deficiencies, if any.

                                   The Audit  Committee has adopted  procedures
                                   for the confidential and anonymous treatment
                                   of   complaints   by  the  Audit   Committee
                                   submitted     by     employees     regarding
                                   questionable accounting or auditing matters and by third parties regarding accounting, internal accounting controls or auditing matters which can be viewed at the Company's website at www.zarlink.com.

14. The   Board   of   Directors   Directors  of the  Company  may  request  to
    should implement a system engage outside advisors at the expense of which enables an individual the Company with respect to corporate director to engage an governance matters and in other outside adviser at the circumstances judged appropriate by the expense of the Company in Nominating and Corporate Governance appropriate circumstances. Committee. All such requests are monitored The engagement should be and approved by the Nominating and Corporate
    subject to the  approval  of   Governance Committee.
    an appropriate  committee of
    the Board.

                              FINANCIAL INFORMATION
                        IN ACCORDANCE WITH CANADIAN GAAP
                    FOR THE FISCAL YEAR ENDED MARCH 25, 2005

The consolidated financial information as set out in the Company's Fiscal 2005 Annual Report is in United States (U.S.) dollars and in accordance with U.S. GAAP. In keeping with the requirements of Canadian legislation, the Company is also providing its shareholders with consolidated financial information in accordance with Canadian GAAP (in United States dollars). The generally accepted accounting principles in Canada differ in some respects from those applicable in the U.S.


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